Exhibit 99.1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Aspen Insurance Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Aspen Insurance Holdings Limited (the Company) as of December 31, 2024, the related consolidated statement of operations and other comprehensive income (loss), consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year ended December 31, 2024, and the related notes and financial statement schedules I to V (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
As described in Note 26, on March 30, 2025, Aspen Insurance Holdings Limited’s Board of Directors approved a share exchange for the Company’s ordinary shares, and all references to the number of shares and per share information in the consolidated financial statements have been adjusted to reflect the share exchange on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2023 and 2022 consolidated financial statements. Our procedures included (a) agreeing the authorization for the share exchange to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, and basic and diluted earnings per share. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2023 and 2022 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 and 2022 consolidated financial statements taken as a whole.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Incurred but not Reported Reserve Estimates, Gross and Net of Reinsurance
Description of the Matter
At December 31, 2024, the Company’s reserves for losses and loss adjustment expenses, net of reinsurance, was $3,950.6 million, of which a significant proportion is incurred but not reported reserves (‘IBNR’). As described in Notes 2(b) and 10 of the consolidated financial statements, losses and loss adjustment expenses represents management’s estimate of the ultimate costs of all reported and unreported losses incurred through the balance sheet date. There is significant uncertainty inherent in estimating the IBNR, gross and net of reinsurance. In particular, management’s estimate is sensitive to the actuarial methods selected and the significant assumptions applied, including the impact of catastrophe events and other large losses, reinsurance assumptions incorporated into net loss ratios, expected trends in claims severity and frequency, and expected duration of the respective claim’s development period.
Auditing management’s estimate for IBNR reserve estimates, gross and net of reinsurance, was complex and required the involvement of our actuarial specialists, due to the sensitivity of the estimate to the actuarial methods selected and the judgmental nature of the significant assumptions used in the valuation of the estimate, including the netting of IBNR for reinsurance.

How We Addressed the Matter in Our Audit
To assess the actuarial methodologies applied, with the assistance of our actuarial specialists, we compared management’s methods to those used in the industry for similar lines of business. To evaluate the significant assumptions used in the Company’s estimates, with the assistance of our actuarial specialists, our procedures included, among others, comparing the significant assumptions, such as incurred to ultimate loss ratios, and industry loss levels specifically for the catastrophe events and other large losses, expected trends in claims severity and frequency and expected duration of the respective claim’s development period, as well as reinsurance assumptions, to current industry benchmarks, compiled from information in the public domain, as well as those we have developed internally, from our experience with businesses in the same industry as the Company. Our procedures also included using the Company’s historical data to develop our own independent projections and a range of reserve estimates for selected classes of business. We compared our independent projections and range of reserve estimates to the Company’s recorded losses and loss adjustment expense reserves, both gross and net of reinsurance.

Valuation of Privately–Held Investments

Description of the Matter
At December 31, 2024, the fair value of the Company’s privately-held investments totaled $286.8 million. The fair values are based on discounted cash flow models as discussed in Note 6 to the consolidated financial statements. The discount and dividend or interest rates used by management in the cash flow models are significant unobservable inputs, which create greater subjectivity when determining the fair value of these investments.
Auditing the fair value of the privately-held investments was challenging, due to the judgmental nature of the inputs and assumptions used, including discount, dividend, interest rates and timing of cash flows, as these were not directly observable in the market.

How We Addressed the Matter in Our Audit
To test the fair value estimates, among other procedures, we involved our valuation specialists to independently determine a range of fair values for a sample of securities, which we compared to management’s estimates of fair value for the selected securities. In developing our independent estimates, we, together with our valuation specialists, compared management’s assumptions such as discount, dividend and interest rates, as well as timing of cashflows, to comparable publicly available market information, comparable instruments and other valuation techniques, if available. We also compared the fair value of the privately-held investments to independent third-party vendor pricing, where available.

/s/ Ernst & Young Ltd.
We have served as the Company's auditor since 2024.
Hamilton, Bermuda
March 19, 2025, except for Note 26, as to which the date is April 29, 2025

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Aspen Insurance Holdings Limited
Opinion on the Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the ordinary shares exchange as described in the second paragraph of Note 26, the consolidated balance sheets of Aspen Insurance Holdings Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of two years in the period ended December 31, 2023, and the related notes and financial statement schedules I to V (collectively referred to as the “consolidated financial statements”; the consolidated financial statements, before the effects of the adjustments discussed in Note 26, are not presented herein). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the ordinary shares exchange, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the ordinary shares exchange as described in the second paragraph of Note 26 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Ernst & Young Ltd.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We served as the Company's auditor from 2022 to 2024.
London, United Kingdom
April 1, 2024

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2024 and December 31, 2023
($ in millions)

	As at December 31, 2024	As at December 31, 2023
ASSETS
Fixed income securities, available for sale (amortized cost — 2024: $4,861.1 and 2023: $4,330.0 net of allowance for expected credit losses 2024: $1.0 and 2023: $2.9)	$4,692.2	$4,122.6
Fixed income securities, trading at fair value (amortized cost — 2024: $1,207.7 and 2023: $1,527.0) (1)	1,199.9	1,485.7
Short-term investments, available for sale (amortized cost — 2024: $261.9 and 2023: $93.6)	261.9	93.6
Short-term investments, trading at fair value (amortized cost — 2024: $1.0 and 2023: $2.1)	1.0	2.1
Catastrophe bonds, trading at fair value (amortized cost — 2024: $1.0 and 2023: $1.6)	1.0	1.6
Privately-held investments, available for sale (amortized cost — 2024: $24.0 and 2023: $14.7) (2)	24.2	14.9
Privately-held investments, trading at fair value (amortized cost — 2024: $288.0 and 2023: $494.9) (2)	286.8	475.0
Investments, equity method	7.3	7.6
Other investments, at fair value (3)	267.2	209.3
Total investments	6,741.5	6,412.4
Cash and cash equivalents (4)	914.2	1,028.1
Unpaid losses recoverable from reinsurers (net of allowance for expected credit losses of 2024: $27.5 and 2023: $3.7)	4,172.0	4,577.8
Ceded unearned premiums	901.7	733.5
Underwriting premiums receivables (net of allowance for expected credit losses of 2024: $24.6 and 2023: $21.0)	1,617.0	1,435.3
Deferred acquisition costs	322.1	296.2
Derivative assets	17.0	31.7
Right-of-use operating lease assets	53.5	61.6
Income taxes refundable	0.9	4.3
Deferred tax assets	397.9	312.6
Other assets	590.8	309.6
Intangible assets and goodwill	19.9	21.7
Total assets	$15,748.5	$15,224.8
LIABILITIES
Reserve for losses and loss adjustment expenses	$8,122.6	$7,810.6
Unearned premiums	2,645.8	2,426.3
Total insurance reserves	10,768.4	10,236.9
Reinsurance premiums	901.1	1,416.6
Income taxes payable	6.8	12.6
Deferred tax liabilities	1.1	1.6
Accrued expenses and other payables (5)	237.2	214.4
Payables for securities purchased	36.9	22.3
Operating lease liabilities	75.6	86.1
Derivative liabilities	49.5	25.8
Long-term debt	300.0	300.0
Total liabilities	$12,376.6	$12,316.3
Commitments and contingent liabilities (see Note 21)	$—	$—
SHAREHOLDERS’ EQUITY
Ordinary shares (6)	$0.1	$0.1
Preference shares	970.5	753.5
Additional paid-in capital (6)	761.7	761.7
Retained earnings	2,029.7	1,793.5
Accumulated other comprehensive (loss)	(390.1)	(400.3)
Total shareholders’ equity	3,371.9	2,908.5
Total liabilities and shareholders’ equity	$15,748.5	$15,224.8
________________
(1)Fixed income securities, available for sale includes related party investments totaling $14.0 million (2023 — $Nil). Fixed income securities, trading at fair value includes related party investments totaling $74.9 million (2023 — $129.8 million).
(2)Privately-held investments, trading at fair value include related party investments totaling $73.6 million (2023 — $112.4 million). Privately-held investments, available for sale include related party investments totaling $Nil (2023 — $14.9 million).
(3)Other investments includes related party investments in Funds Managed by Apollo of $78.6 million (2023 — $39.8 million).
(4)Cash and cash equivalents includes restricted cash of $181.9 million (2023 — $323.2 million) which are held in trusts.
(5)Includes amounts due to related parties of $4.0 million for investment management fees (2023 — $2.1 million), and $1.3 million for management consulting fees (2023 — $1.2 million).
(6)The results of the March 30, 2025 Ordinary Shares Exchange have been applied retroactively for all periods.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions, except per share amounts)

	Twelve Months Ended December 31,
	2024	2023	2022
Revenues
Net earned premium	$2,889.7	$2,614.5	$2,688.7
Net investment income (1)	318.0	275.7	188.1
Realized and unrealized investment gains (2)	52.6	75.9	5.0
Other income	—	—	8.2
Total revenues	3,260.3	2,966.1	2,890.0
Expenses
Losses and loss adjustment expenses	1,717.8	1,553.0	1,680.0
Acquisition costs	420.2	380.2	431.8
General, administrative and corporate expenses (3)	533.1	503.6	494.2
Interest expense	62.1	55.2	43.7
Change in fair value of derivatives	21.1	(26.1)	80.5
Realized and unrealized investment losses	102.1	61.4	182.6
Net realized and unrealized foreign exchange (gains)/losses	(60.2)	36.2	(15.9)
Other expenses	—	—	20.1
Total expenses	2,796.2	2,563.5	2,917.0
Income/(loss) from operations before income taxes	464.1	402.6	(27.0)
Income tax benefit	22.0	132.1	78.1
Net income	$486.1	$534.7	$51.1

Other Comprehensive Income/(Loss):
Reclassification adjustment for net realized losses on investments included in net income	$59.4	$40.2	$55.5
Change in net unrealized (losses)/gains on available for sale securities held	(25.3)	86.0	(447.2)
Net change from current period hedged transactions	(6.5)	(14.0)	15.4
Change in foreign currency translation adjustment	(14.1)	14.4	(30.9)
Other comprehensive income/(loss), before income taxes	13.5	126.6	(407.2)
Income tax (expense)/benefit thereon:
Reclassification adjustment for net realized losses on investments included in net income	(11.5)	(6.6)	—
Change in net unrealized losses/(gains) on available for sale securities held	6.8	(14.0)	23.9
Net change from current period hedged transactions	1.4	—	—
Total income tax (expense)/benefit allocated to other comprehensive income/(loss)	(3.3)	(20.6)	23.9
Other comprehensive income/(loss), net of income taxes	10.2	106.0	(383.3)
Total comprehensive income/(loss) attributable to Aspen Insurance Holdings Limited	$496.3	$640.7	$(332.2)

Net income as reported	$486.1	$534.7	$51.1
Preference share dividends	(54.9)	(49.9)	(44.6)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$431.2	$484.8	$6.5

Basic and diluted earnings per ordinary share (4)	$4.75	$5.34	$0.07
________________
(1)Net investment income includes related party net investment income of $15.2 million (2023 — $19.6 million, 2022 — $3.1 million) and related party investment management fees of $9.2 million (2023 — $9.4 million, 2022 — $4.9 million).
(2)Realized and unrealized investments gains includes gains of $2.5 million on related party investments (2023 — gains of $8.7 million, 2022 — loss of $0.4 million).
(3)General, administrative and corporate expenses includes related party management consulting fees of $5.0 million (2023 — $5.0 million; 2022 — $5.0 million).
(4)The results of the March 30, 2025 Ordinary Shares Exchange have been applied retroactively for all periods.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions)

	Twelve Months Ended December 31,
	2024	2023	2022
Ordinary shares (1)
Beginning of the year	$0.1	$0.1	$0.1
End of the year	0.1	0.1	0.1
Preference shares (2)
Beginning of the year	753.5	753.5	753.5
Preference shares issued	217.0	—	—
End of the year	970.5	753.5	753.5
Additional paid-in capital (1)
Beginning of the year	761.7	761.7	761.7
End of the year	761.7	761.7	761.7
Retained earnings
Beginning of the year	1,793.5	1,349.0	1,382.5
Net income for the year	486.1	534.7	51.1
Dividends on ordinary shares	(195.0)	(40.3)	(40.0)
Dividends on preference shares	(54.9)	(49.9)	(44.6)
End of the year	2,029.7	1,793.5	1,349.0
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments:
Beginning of the year	(172.5)	(186.9)	(156.0)
Change for the year, net of income taxes	(14.1)	14.4	(30.9)
End of the year	(186.6)	(172.5)	(186.9)
(Loss)/gain on derivatives:
Beginning of the year	(0.2)	13.8	(1.6)
Net change from current period hedged transactions, net of income taxes	(5.1)	(14.0)	15.4
End of the year	(5.3)	(0.2)	13.8
Unrealized (depreciation)/appreciation on available for sale investments:
Beginning of the year	(227.6)	(333.2)	34.6
Change for the year, net of income taxes	29.4	105.6	(367.8)
End of the year	(198.2)	(227.6)	(333.2)
Total accumulated other comprehensive (loss)	(390.1)	(400.3)	(506.3)

Total shareholders’ equity	$3,371.9	$2,908.5	$2,358.0
________________
(1)The results of the March 30, 2025 Ordinary Shares Exchange have been applied retroactively for all periods.
(2)Preference shares of $1,000.0 million, less issuance costs of $29.5 million (December 31, 2023 and 2022 — $775.0 million and $21.5 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions)

	Twelve Months Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$486.1	$534.7	$51.1
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	(1.0)	11.0	43.3
Impairment of lease assets	—	—	(6.7)
Amortization of right-of-use operating lease assets	9.9	10.7	10.1
Interest on operating lease liabilities	4.1	4.5	5.4
Realized and unrealized investment gains	(52.6)	(75.9)	(5.0)
Realized and unrealized investment losses	102.1	61.4	182.6
Deferred tax (benefit)	(88.6)	(197.7)	(104.6)
Net realized and unrealized investment foreign exchange losses/(gains)	11.2	(5.3)	15.9
Net change from current period hedged transactions	(6.5)	(14.0)	15.4
Unrealized losses/(gains) on investment funds in net investment income	6.1	17.9	(14.5)

Changes in:
Reserve for losses and loss adjustment expenses	312.0	99.7	99.1
Unearned premiums	219.5	(31.2)	345.2
Unpaid losses recoverable from reinsurers	405.8	319.9	(1,599.6)
Ceded unearned premiums	(168.2)	3.8	(141.2)
Deferred acquisition costs	(25.9)	22.8	(28.2)
Reinsurance premiums payable	(515.5)	(563.5)	1,404.4
Underwriting premiums receivable	(181.7)	47.1	(177.8)
Income tax payable and refundable	(3.0)	3.5	(1.3)
Accrued expenses and other payables	22.4	13.2	(87.0)
Derivative assets and derivative liabilities	38.4	15.4	(21.7)
Operating lease liabilities	(15.9)	(15.5)	(15.5)
Other (1)	(3.8)	62.2	(24.4)
Net cash provided by/(used in) operating activities	$554.9	$324.7	$(55.0)

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions)

	Twelve Months Ended December 31,
	2024	2023	2022
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(2,468.5)	$(1,554.8)	$(1,613.9)
(Purchases) of fixed income securities — Trading	(544.6)	(418.5)	(724.6)
Proceeds from sales and maturities of fixed income securities — Available for sale	1,872.7	1,326.7	2,212.5
Proceeds from sales and maturities of fixed income securities — Trading	850.1	474.0	293.6
Net proceeds from catastrophe bonds — Trading	0.5	1.5	0.5
(Purchases) of short-term investments — Available for sale	(334.7)	(265.9)	(55.9)
Proceeds from sale of short-term investments — Available for sale	167.0	231.0	13.6
(Purchases) of short-term investments — Trading	(5.7)	(15.1)	(7.0)
Proceeds from sale of short-term investments — Trading	6.7	19.5	2.6
(Purchases) of privately-held investments - Available for sale	(10.0)	(14.7)	—
(Purchases) of privately-held investments — Trading	(57.0)	(99.0)	(377.9)
Proceeds from sale of privately-held investments — Trading	195.4	136.9	147.4
Net change in receivable/(payable) for securities sold/(purchased)	16.8	19.9	(31.8)
(Purchases) of other investments	(32.5)	(9.3)	(62.5)
Net proceeds from sales of other investments	8.5	4.9	5.9
Net (purchases)/sales of fixed assets	(17.5)	(8.9)	3.0
Net (purchases) of investments, equity method	—	(0.4)	(2.0)
Net cash (used in) investing activities	$(352.8)	$(172.2)	$(196.5)

Cash flows from financing activities:
Repayment of short-term debt	$—	$(300.0)	$—
Proceeds from term loan facility	—	300.0	—
Redemption of preference shares (1)	(275.0)	—	—
Preference share issuance	217.0	—	—
Dividends paid on ordinary shares	(195.0)	(40.3)	(40.0)
Dividends paid on preference shares	(54.9)	(49.9)	(44.6)
Net cash (used in) financing activities	$(307.9)	$(90.2)	$(84.6)

Effect of exchange rate movements on cash and cash equivalents	(8.1)	6.6	(18.8)

(Decrease)/Increase in cash and cash equivalents	(113.9)	68.9	(354.9)
Cash and cash equivalents at beginning of period	1,028.1	959.2	1,314.1
Cash and cash equivalents at end of period (2)	$914.2	$1,028.1	$959.2

Supplemental disclosure of cash flow information:
Income taxes paid	$69.0	$60.9	$29.1
Interest paid on long-term debt	$20.5	$15.6	$14.3
________________
(1)On January 1, 2025, the Company redeemed all 11,000,000 shares of its issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares. The redemption price was paid on January 2, 2025. To facilitate this redemption, the funds of $275.0 million were transferred to a third party transfer agent on December 30, 2024 and are included in other assets in the consolidated balance sheet. The cash flow has been included under financing activities above. For further details, refer to Note 26, “Subsequent Events”.
(2)Cash and cash equivalents includes restricted cash of $181.9 million (2023 — $323.2 million, 2022 — $232.1 million) which are held in trusts.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions, except share and per share amounts)
1.History and Organization
History and Organization. Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated as a Bermuda exempted company on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as the sole corporate member of our Lloyd’s operations, Syndicate 4711, which is managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”, as well as through branch operations in Canada, Singapore and Switzerland. We established Aspen Capital Management, Ltd. (“ACML”) and other related entities (collectively, “ACM”) to leverage our existing underwriting franchise, increase our operational flexibility and provide third-party investors direct access to our capital markets and underwriting expertise. References to the “Company,” the “Group,” “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its consolidated subsidiaries.
Since February 2019, the Company has been a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd. (“Parent”), which holds all of the Company’s ordinary shares. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). The Company’s preference shares and depositary shares, as at the date of this prospectus, are listed on the New York Stock Exchange (“NYSE”) under the following symbols: AHL PRD, AHL PRE and AHL PRF.
2.Basis of Presentation and Significant Accounting Policies
The consolidated financial statements of Aspen Holdings are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented on a consolidated basis including the transactions of all operating subsidiaries in which the Company has a controlling financial interest and variable interest entities (“VIE”) in which the Company is considered to be the primary beneficiary. Transactions between Aspen Holdings and its subsidiaries are eliminated within the consolidated financial statements.
The consolidated financial statements have been prepared on a going concern basis.
(a)Use of Estimates
Assumptions and estimates made by management have a significant effect on the amounts reported within the consolidated financial statements. The most significant of these relate to losses and loss adjustment expenses, reinsurance recoverables, gross written premiums and commissions which have not been reported to the Company such as those relating to proportional treaty reinsurance contracts, unrecognized tax benefits, recoverability of deferred tax assets, the fair value of derivatives and the fair value of other and privately-held investments. All material assumptions and estimates are regularly reviewed and adjustments made as necessary but actual results could be significantly different from those expected when the assumptions or estimates were made.
(b)Accounting for Insurance and Reinsurance Operations
Premiums Earned. Premiums are generally recorded as written on the inception date of a policy. For proportional reinsurance treaty contracts, written premiums are generally recorded as the reinsured policies attach to the treaty. For multi-year insurance or reinsurance contracts, written premiums are recorded based on the contract terms. Premiums are recognized as revenues proportionately over the coverage period. Premiums earned are recorded in the consolidated statements of operations, net of the cost of purchased reinsurance. Premiums written which are not yet recognized as earned premium are recorded in the consolidated balance sheet as unearned premiums. Written and earned premiums and the related costs include estimates for premiums which have not been finally determined. These relate mainly to contractual provisions for the payment of adjustment or additional premiums, premiums payable under proportional treaties and delegated underwriting authorities, and reinstatement premiums.

Adjustment and additional premiums are premiums charged which relate to experience during the policy term. The proportion of adjustable premiums included in the premium estimates varies between business lines with the largest adjustment premiums being in property and casualty reinsurance, marine, aviation and energy insurance and the smallest in property and casualty insurance.
Premiums under proportional treaty contracts and delegated underwriting authorities are generally not reported to the Company until after the reinsurance coverage is in force. As a result, an estimate of these “pipeline” premiums is recorded. The Company estimates pipeline premiums based on projections of ultimate premium taking into account reported premiums and expected development patterns.
Reinstatement premiums on assumed excess of loss reinsurance contracts are provided based on experience under such contracts. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of an excess of loss contract to its full amount after payment by the reinsurer of losses as a result of an occurrence. The original premiums are recognized as revenue in full at the date of loss, with the reinstatement premiums recognized as revenue over the remaining cover term. Reinstatement premiums provide future insurance cover for the remainder of the initial policy term. An allowance for uncollectible premiums is established for possible non-payment of premium receivables, as deemed necessary.
Credit Losses on Underwriting Premiums Receivable. Underwriting premium receivable balances are reported net of an allowance for expected credit losses. The allowance, based on ongoing review and monitoring of amounts outstanding, historical loss data, including write-offs and other current economic factors, is charged to net income in the period the receivable is recorded and revised in subsequent periods to reflect changes in the Company’s estimate of expected credit losses. For most insurance policies, credit risk is partially mitigated by the Company’s ability to cancel the policy if the policyholder does not pay the premium whereby, upon default, policy liabilities would be written-down along with premium receivables.
Losses and Loss Adjustment Expenses. Losses represent the amount paid or expected to be paid to claimants in respect of events that have occurred on or before the balance sheet date. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses (“LAE”). The consolidated statements of operations records these losses net of reinsurance, meaning that gross losses and loss adjustment expenses incurred are reduced by the amounts recovered or expected to be recovered under reinsurance contracts.
Reinsurance. Written premiums, earned premiums, incurred claims, LAE and the acquisition costs all reflect the net effect of assumed and ceded reinsurance transactions. Assumed reinsurance refers to the Company’s acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance arises from contracts under which other insurance companies agree to share certain risks with the Company.
Reinsurance accounting is followed when there is risk transfer, which includes significant timing risk, underwriting risk, and where applicable, a reasonable possibility of significant loss.
Outward reinsurance premiums, which are paid when the Company purchases reinsurance or retrocessional coverage, are accounted for using the same accounting methodology as the Company uses for inwards premiums. Premiums payable under reinsurance contracts that operate on a “losses occurring during” basis are expensed over the period of coverage while those arising from “risks attaching during” policies are expensed over the earnings period of the underlying premiums written from the reinsured business. Adjustment premiums and reinstatement premiums in relation to outward reinsurance are accrued when it is determined that the ultimate losses will trigger a payment and recognized within premiums payable. Reinsurance and retrocession does not isolate the ceding company from its obligations to policyholders. In the event that a reinsurer or retrocessionaire fails to meet its obligations, the ceding company’s obligations remain.

Accounting for Retroactive Reinsurance Agreements. Retroactive reinsurance agreements are reinsurance agreements under which a reinsurer agrees to reimburse the Company as a result of past insurable events. For retroactive reinsurance purchased by the Company, the excess of the amounts ultimately collectible under the agreement over the consideration paid is recognized as a deferred gain liability which is amortized into income over the settlement period of the ceded reserves once the paid losses have exceeded the minimum retention. The amount of the deferral is recalculated each period based on actual loss payments and updated estimates of ultimate losses. If the consideration paid exceeds the ultimate losses collectible under the agreement, the net loss on the retroactive reinsurance agreement is recognized within income immediately.
Premiums payable for retroactive reinsurance coverage and meeting the conditions of reinsurance accounting are reported as reinsurance recoverables to the extent that those amounts do not exceed recorded liabilities relating to underlying reinsurance contracts. Premiums paid in excess of accounts receivable are charged to income.
Reserves. Insurance reserves are established for the total unpaid cost of claims and LAE in respect of events that have occurred by the balance sheet date, including the Company’s estimates of the total cost of claims incurred but not yet reported (“IBNR”). Claim reserves are reduced for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE are reflected as assets.
For reported claims, reserves are established on a case-by-case basis within the parameters of coverage provided in the insurance policy or reinsurance agreement. For IBNR claims, reserves are estimated using a number of established actuarial methods to establish a range of estimates from which a management best estimate is selected. Both case and IBNR reserve estimates consider variables such as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability, policy coverages and inflation.
As many of the coverages underwritten involve claims that may not be ultimately settled for many years after they are incurred, subjective judgments as to the ultimate exposure to losses are an integral and necessary component of the loss reserving process. The Company regularly reviews its reserves, using a variety of statistical and actuarial techniques to analyze current claims costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior periods are adjusted as claim experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in the financial results of the period in which the adjustments are made.
The process of estimating required reserves does, by its very nature, involve considerable uncertainty. The level of uncertainty can be influenced by factors such as the existence of coverage with long duration payment patterns and changes in claims handling practices, as well as the factors noted above. Ultimate actual payments for claims and LAE could turn out to be significantly different from the Company’s estimates.
Credit Losses on Reinsurance Recoverables. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability with the reinsured business. The Company maintains credit risk if a reinsurer is unable to pay recoverables when they become due. To manage this risk, the Company evaluates the financial condition of its reinsurers and retrocessionaires, and monitors concentration of credit risk to minimize its exposure to significant losses from individual reinsurers. To further reduce credit exposure on reinsurance recoverables, the Company has received collateral, including letters of credit and trust accounts, from certain reinsurers. Following the adoption of ASC 326, an allowance is established for expected credit losses to be recognized over the life of the reinsurance recoverable. The allowance considers the current financial strength of the individual reinsurer and the amount of collateral held.
Acquisition Costs. The costs directly related to writing a (re)insurance policy are referred to as acquisition expenses and include commissions, premium taxes and profit commissions. With the exception of profit commissions, these expenses are incurred when a policy is issued, and only the costs directly related to the successful acquisition of new and renewal insurance and reinsurance contracts are deferred and amortized over the same period as the corresponding premiums are recorded as revenues. Profit commissions are estimated and accrued based on the related performance criteria evaluated at the balance sheet date, with subsequent changes to those estimates recognized when they occur. Commissions received related to reinsurance premiums ceded are netted against broker commissions in determining acquisition costs eligible for deferral.

On a regular basis a premium deficiency analysis is performed of the deferred acquisition costs in relation to the expected recognition of revenues, including anticipated investment income, and adjustments, if any, are reflected as period costs. Should the analysis indicate that the acquisition costs are unrecoverable, further analyses are performed to determine if a reserve is required to provide for losses which may exceed the related unearned premium.
General and Administrative Expenses. These costs represent the expenses incurred in running the business and include, but are not limited to compensation costs for employees, rental costs, IT development and professional and consultancy fees. General and administrative costs directly attributable to the successful acquisition of business are deferred and amortized over the same period as the corresponding premiums are recorded as revenues. When reporting the results for its business segments, the Company includes expenses which are directly attributable to the segment plus an allocation of central administrative costs.
Corporate Expenses. Corporate expenses are not allocated to the Company’s business segments as they typically do not fluctuate with the levels of premium written and are related to the Company’s operations which include group executive costs, group finance costs, group legal and actuarial costs and certain strategic and other costs.
(c)Accounting for Investments, Cash and Cash Equivalents
Fixed Income Securities. The fixed income securities portfolio comprises securities issued by governments and government agencies, corporate bonds, mortgage and other asset-backed securities and bank loans. Investments in fixed income securities are classified as available for sale or trading and are reported at estimated fair value in the consolidated balance sheet. Investment transactions are recorded on the trade date with balances pending settlement reflected in the consolidated balance sheet under receivables for securities sold and other payables for securities purchased, respectively. Fair values are based on quoted market prices and other data provided by third-party pricing services.
Short-term Investments. Short-term investments primarily comprise highly liquid debt securities with a maturity greater than three months but less than one year from the date of purchase and are held as part of the investment portfolio of the Company. Short-term investments are classified as either trading or available for sale and reported at estimated fair value.
Catastrophe Bonds. Investments in catastrophe bonds are classified as trading and are reported on the consolidated balance sheet at estimated fair value. The fair values are based on independent broker-dealer quotes.
Privately-held Investments. The Company’s privately-held investments primarily comprise commercial mortgage loans, middle market loans and other private debt, asset-backed securities and global corporate securities. These investments are classified as trading or available for sale and are reported on the consolidated balance sheet at estimated fair value. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are primarily determined using discounted cash flow models. Interest income is accrued on the principal amount of the loan based on its contractual interest rate subject to it being probable that we will receive interest on that particular underlying loan. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income on the consolidated statements of income.
Investments, Equity Method. These investments represent the Company’s investments in partially owned insurance and related companies that are recorded using the equity method of accounting. The carrying value of these investments are based on the Company’s proportionate share of GAAP equity.
Other Investments. Other investments represent the Company’s investments in investment funds that are reported at net asset value. For these investments, net asset value is used as a practical expedient for fair value.
Cash and Cash Equivalents. Cash and cash equivalents are reported at fair value. Cash and cash equivalents comprise cash on hand, deposits held on call with banks and other short-term highly liquid investments due to mature within three months from the date of purchase and which are subject to insignificant risk of change in fair value.

Gains and Losses. Realized gains or losses on the sale of investments are determined on the basis of the first in first out cost method and are recorded in revenue or expenses respectively. Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as available for sale and in realized and unrealized investment gains or losses in the consolidated statement of operations for securities classified as trading.
Credit Losses on Available for Sale Debt Securities. An allowance account for credit losses is recognized for available for sale debt securities based on a review of individual securities. Write-offs are recorded when amounts are deemed uncollectible, or Aspen intends to sell (or more likely than not will be required to sell) the debt security before recovery of the amortized cost basis. The amortized cost basis will be written down to the debt securities fair value through earnings. Credit losses are limited to the difference between the debt securities amortized cost basis and fair value (‘fair-value floor’). Any decline in the debt securities fair value below the amortized cost basis that is not a result of a credit loss is recorded through other comprehensive income, net of applicable taxes. The allowance for credit losses of a security may be increased or reversed upon a change in credit position with the change reflected in net income.
The credit loss models employ a discounted cash flow approach to evaluate whether a credit loss exists at the individual security level and are reviewed at each reporting period. This analysis excludes investments in U.S. Government / Agency bonds and U.S. Government Agency mortgage-backed securities due to being of ‘high credit quality’ based on the absence of risk. For any available for sale debt securities that were initially purchased with credit deterioration (PCD), the amortized cost basis shall be considered to be the purchase price, plus any allowance for credit losses. Estimated credit losses shall be discounted at the rate that equates the present value of the purchaser’s estimate of the security’s future cash flows with the purchase price of the asset.
Net Investment Income. Investment income includes amounts received and accrued in respect of periodic interest (“coupons”) payable to the Company by the issuer of fixed income securities, equity dividends and interest credited on cash and cash equivalents. It also includes amortization of premium and accretion of discount in respect of fixed income securities. Investment income also includes changes in fair value from investments in real estate funds. Investment management and custody fees are charged against net investment income reported in the consolidated statement of operations.
(d)Accounting for Derivative Financial Instruments
The Company enters into derivative instruments to manage certain market risks, such as forward exchange contracts used to reduce foreign currency risk relative to the U.S. dollar. The Company records derivative instruments at fair value on the Company’s consolidated balance sheet as either assets or liabilities, depending on their rights and obligations.
The accounting for the gain or loss due to the changes in the fair value of these instruments is dependent on whether the derivative qualifies as a hedge. If the derivative does not qualify as a hedge, the gains or losses are reported in the consolidated statement of operations when they occur and classified within Change in fair value of derivatives. If the derivative qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged. There are two primary types of hedging relationships that may be used for accounting purposes: fair value hedge and cash flow hedge. A fair value hedge is designed to offset changes in the fair value of an underlying asset or liability, and the gain or loss from the hedging instrument offsets the change in fair value of the underlying asset or liability. Under fair value hedge accounting, both the gain or loss from the underlying asset or liability and the gain or loss from the hedging instrument are recognized in earnings in the same period. In contrast, a cash flow hedge is designed to offset changes in cash flows of an underlying asset or liability. The gain or loss from the hedging instrument is initially recognized in other comprehensive income. As the contracts settle, the realized gain or loss is reclassified from other comprehensive income into the consolidated statement of operations.

The loss portfolio transfer contract includes a funds withheld arrangement that provides a variable interest expense based on Aspen’s investment performance. As a result, this funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative. Since the economic characteristics and risks of an embedded derivative feature are not clearly and closely related to the economic characteristics and risks of the host contract, the embedded derivative is bifurcated and accounted for separately at fair value. The Company records subsequent changes in the embedded derivative fair value in the consolidated statement of operations.
(e)Accounting for Intangible Assets
Intangible assets are held in the consolidated balance sheet at cost less amortization and impairment. Amortization applies on a straight-line basis in respect of assets having a finite estimated useful economic life. Finite intangibles are assessed on an annual basis for impairment, or more frequently where circumstances indicate the carrying value may not be recoverable. For intangible assets considered to have an indefinite life, the Company performs a qualitative assessment annually to determine whether it is more likely than not that an intangible asset is impaired. Goodwill is assessed annually for impairment or more frequently if circumstances indicate an impairment may have occurred.
(f)Accounting for Office Properties and Equipment
Office properties and equipment are reported at cost less accumulated depreciation. These assets are depreciated on a straight-line basis over the estimated useful lives of the assets. Computer equipment is depreciated between three and five years, furniture and fittings are depreciated over four years and leasehold improvements are depreciated over the lesser of 15 years or the lease term.
IT development costs that are directly associated with the development of identifiable and unique software products and that are anticipated to generate economic benefits exceeding costs beyond one year, are recognized within office properties and equipment. Costs include external consultants’ fees, certain qualifying internal staff costs and other costs incurred to develop software programs. Software is depreciated over their estimated useful life, between three and five years, on a straight-line basis and is subject to impairment testing annually. Depreciation commences when the asset becomes operational. Other non-qualifying costs are expensed as incurred.
(g)Accounting for Leases
In the ordinary course of the business, the Company renews and enters into new leases for office real estate and other assets. At the lease inception date, the Company determines whether a contract contains a lease and recognizes operating lease Right-of-use assets and operating lease liabilities based on the present value of future minimum lease payments. As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date to determine the present value of future payments. For all office real estate leases, rent incentives, including reduced-rent and rent-free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows.
Right-of-use operating lease assets are reported at cost less accumulated depreciation on the consolidated balance sheet and depreciated over the lease term. The Company does not record office property and equipment leases with an initial term of 12 months or less (short-term) in the Company's consolidated balance sheets. Such short-term leases are expensed through the consolidated statement of operations.
Right-of-use operating lease assets are tested for impairments whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of an asset is impaired, it is reduced to the recoverable amount by an immediate charge to the income statement. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

(h)Accounting for Foreign Currencies Translation
The functional currency of the Company and its subsidiaries is the U.S. Dollar, which is also the Company’s reporting currency. Transactions in currencies other than the functional currency are measured at the exchange rate prevailing at the date of the transaction.
Monetary assets and liabilities denominated in non-functional currencies are remeasured at the exchange rate prevailing at the balance sheet date and any resulting foreign exchange gains or losses are reflected in the consolidated statement of operations. Foreign exchange gains or losses related to available for sale investments denominated in non-functional currencies are included within other comprehensive income. Non-monetary assets and liabilities are remeasured to functional currency at historic exchange rates.
(i)Accounting for Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When the Company does not believe that, on the basis of available information, it is more likely than not that deferred tax assets will be fully recovered, it recognizes a valuation allowance against its deferred tax assets to reduce the deferred tax assets to the amount more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Furthermore, a tax benefit from a tax position may be recognized in the financial statements only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents.
The Company applies a portfolio approach to release the income tax effects in accumulated other comprehensive income. Under this approach, the income tax effects upon the sale of an available for sale debt security, settlement of hedged transactions and upon foreign currency translation adjustments for each period, are determined under the intra-period tax allocation approach. Any tax effects remaining in accumulated other comprehensive income are only released when the entire portfolio is liquidated, sold or extinguished.
(j)Accounting for Preference Shares
The Company had at the balance sheet date in issue three classes of preference shares. The Company has no obligation to pay interest on these securities but they carry entitlements to dividends payable at the discretion of the Board of Directors. In the event of non-payment of dividends for six consecutive periods, holders of preference shares have director appointment rights. The preference shares are therefore accounted for as equity instruments and included within total shareholders’ equity.
(k)Accounting for Share-Based Payments and Long-Term Incentive Plans
The Company operates an employee long-term incentive plan, comprised of Performance Units and Exit Units, the terms and conditions of which are described in Note 17. The Company applies a fair-value based measurement method in calculating the compensation costs of Performance Units which are recognized on a straight-line basis over the vesting period.

Certain employees of the Company participate in a Management Equity Plan (“MEP”), comprising stock options to acquire non-voting shares in a related party affiliate of the Company, at no cost to the employee. The terms and conditions of the MEP are described in Note 17. The Company recognizes compensation costs for these awards with performance conditions if, and when, the Company concludes that it is probable that the performance condition(s) will be achieved, over the requisite service period. The Company reviews and evaluates these estimates regularly and will recognize any remaining unrecognized compensation expense as an estimate revision. The stock options vest upon a number of performance conditions; an exit or liquidity event occurring; a two-year cumulative operating income hurdle being achieved over the vesting period; and certain other contractual terms being achieved. The Company applies fair-value based measurement principles to determine grant date values for the stock options. The Company has made an entity-wide accounting election to account for award forfeitures as they occur.
(l)Accounting for Business Combinations
The Company accounts for a transaction as a business combination where the assets acquired and liabilities assumed following a transaction constitute a business. An acquired entity must have inputs and processes that make it capable of generating a return or economic benefit to be considered a business. If the assets acquired are not a business, the Company accounts the transaction as an asset acquisition. The Company recognizes and measures at fair value 100 percent of the assets and liabilities of any acquired business. Goodwill is recognized and measured as the difference between the consideration paid or payable less the fair value of assets acquired.
The Company accounts for the disposal of subsidiary undertakings when it ceases to control the subsidiary’s assets and liabilities or the group of assets. A gain or loss is recognized and measured as the difference between the fair value of consideration received or receivable and the value of assets, liabilities and equity components de-recognized, related to that subsidiary or group of assets when deconsolidated.
Costs that are directly related to a business combination transaction are expensed in the periods in which the costs are incurred and the services are received.
(m)Accounting Pronouncements
Accounting Pronouncements Adopted
In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures”. This update improves the disclosures about a public entity’s reportable segments and addresses requests from investors for additional, more detailed information about a reportable segment’s expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the annual reporting period beginning January 1, 2024. The adoption of ASU 2023-07 did not have a material impact on the Company’s reportable segment disclosures.
Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. This ASU requires disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. As this guidance relates solely to financial statement disclosures, the adoption of ASU 2024-03 will have no impact upon the Company’s results of operations, financial condition, or liquidity.
Other accounting pronouncements were issued during the year ended December 31, 2024 which were either not applicable to the Company or did not impact the Company’s consolidated financial statements.

3.Segment Reporting
The Company manages its underwriting operations as two business segments: Aspen Re and Aspen Insurance. The Company has determined its reportable segments by taking into account the manner in which the Company’s chief operating decision maker (“CODM”) makes operating decisions and assesses operating performance. The Company’s CODM is the Group Executive Committee, which comprises global heads of key functions and other key business leads.
Profit or loss for each of the Company’s business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for the CODM to evaluate the segment’s underwriting performance.
Reinsurance Segment. The Reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
Insurance Segment.  The Insurance segment consists of first party insurance, specialty insurance, casualty and liability insurance, financial and professional lines insurance and other insurance. The other insurance business line includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747, and the Company’s digital follow capacity offered through Ki’s Lloyd’s platform.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how the CODM measures the performance of the business segments. The Company does not allocate its assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
The Company uses underwriting ratios as measures of performance. The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The acquisition cost ratio is the ratio of acquisition costs to net earned premiums. The general and administrative expense ratio is the ratio of general and administrative expenses to net earned premiums. The combined ratio is the sum of the loss ratio, the acquisition cost ratio and the general and administrative expense ratio.

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,885.8	$2,723.5	$4,609.3
Net written premiums	1,275.7	1,666.9	2,942.6
Gross earned premiums	1,822.1	2,565.7	4,387.8
Net earned premiums	1,305.7	1,584.0	2,889.7
Underwriting Expenses
Losses and loss adjustment expenses	741.3	976.5	1,717.8
Acquisition costs	227.0	193.2	420.2
General and administrative expenses	141.7	264.2	405.9
Underwriting income	195.7	150.1	345.8
Corporate and other expenses (1)			(97.3)
Non-operating expenses (2)			(29.9)
Net investment income			318.0
Realized and unrealized investment gains			52.6
Realized and unrealized investment losses			(102.1)
Change in fair value of derivatives			(21.1)
Interest expense			(62.1)
Net realized and unrealized foreign exchange gains			60.2
Income before income taxes			464.1
Income tax benefit			22.0
Net income			$486.1

Net reserve for losses and loss adjustment expenses	$1,691.5	$2,259.1	$3,950.6
Ratios
Loss ratio	56.8%	61.6%	59.4%
Acquisition cost ratio	17.4	12.2	14.5
General and administrative expense ratio	10.9	16.7	14.0
Expense ratio	28.3	28.9	28.5
Combined ratio	85.1%	90.5%	87.9%
________________
(1)Corporate and other expenses includes other income/(expenses), which were previously presented separately.
(2)Non-operating expenses in the twelve months ended December 31, 2024 includes expenses in relation to consulting fees, non-recurring transformation program costs, and other non-recurring costs.

	Twelve Months Ended December 31, 2023
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,521.0	$2,446.6	$3,967.6
Net written premiums	1,098.0	1,483.9	2,581.9
Gross earned premiums	1,562.0	2,444.8	4,006.8
Net earned premiums	1,154.5	1,460.0	2,614.5
Underwriting Expenses
Losses and loss adjustment expenses	611.1	941.9	1,553.0
Acquisition costs	208.6	171.6	380.2
General and administrative expenses	120.6	233.9	354.5
Underwriting income	214.2	112.6	326.8
Corporate and other expenses (1)			(114.0)
Non-operating expenses (2)			(35.1)
Net investment income			275.7
Realized and unrealized investment gains			75.9
Realized and unrealized investment losses			(61.4)
Change in fair value of derivatives			26.1
Interest expense			(55.2)
Net realized and unrealized foreign exchange (losses)			(36.2)
Income before income taxes			402.6
Income tax benefit			132.1
Net income			$534.7

Net reserve for losses and loss adjustment expenses	$1,373.1	$1,859.7	$3,232.8
Ratios
Loss ratio	52.9%	64.5%	59.4%
Acquisition cost ratio	18.1	11.8	14.5
General and administrative expense ratio	10.4	16.0	13.6
Expense ratio	28.5	27.8	28.1
Combined ratio	81.4%	92.3%	87.5%
________________
(1)Corporate and other expenses includes other income/(expenses), which were previously presented separately.
(2)Non-operating expenses in the twelve months ended December 31, 2023 includes expenses in relation to consulting fees, non-recurring transformation program costs, and other non-recurring costs.

	Twelve Months Ended December 31, 2022
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,807.0	$2,531.7	$4,338.7
Net written premiums	1,426.4	1,469.6	2,896.0
Gross earned premiums	1,617.2	2,370.8	3,988.0
Net earned premiums	1,251.8	1,436.9	2,688.7
Underwriting Expenses
Losses and loss adjustment expenses	770.3	909.7	1,680.0
Acquisition costs	252.4	179.4	431.8
General and administrative expenses	142.5	244.0	386.5
Underwriting income	86.6	103.8	190.4
Corporate expenses			(71.7)
Non-operating expenses (1)			(36.0)
Net investment income			188.1
Realized and unrealized investment gains			5.0
Realized and unrealized investment losses			(182.6)
Change in fair value of derivatives			(80.5)
Interest expense			(43.7)
Net realized and unrealized foreign exchange gains			15.9
Other income			8.2
Other expenses			(20.1)
(Loss) before income taxes			(27.0)
Income tax benefit			78.1
Net income			$51.1

Net reserve for losses and loss adjustment expenses	$1,360.7	$1,452.5	$2,813.2
Ratios
Loss ratio	61.5%	63.3%	62.5%
Acquisition cost ratio	20.2	12.5	16.1
General and administrative expense ratio	11.4	17.0	14.4
Expense ratio	31.6	29.5	30.5
Combined ratio	93.1%	92.8%	93.0%
________________
(1)Non-operating expenses in the twelve months ended December 31, 2022 includes expenses in relation to consulting fees, non-recurring transformation activities, and other non-recurring costs.

Geographical Areas. The following summary presents the Company’s gross written premiums based on the location of the insured risk for the twelve months ended December 31, 2024, 2023 and 2022.

	Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	($ in millions)
Australia/Asia	$177.8	$177.8	$257.5
Europe	208.1	179.4	194.5
United Kingdom & Ireland	614.8	532.5	485.8
United States & Canada (1)	2,947.0	2,472.0	2,715.7
Worldwide excluding the United States (2)	33.4	28.8	24.2
Worldwide including the United States (3)	435.0	417.2	541.7
Other (4)	193.2	159.9	119.3
Total	$4,609.3	$3,967.6	$4,338.7
________________
(1)“United States & Canada” comprises individual policies that insure risks specifically in the United States and/or Canada, but not elsewhere.
(2)“Worldwide excluding the United States” consists of individual policies that insure global risks with the specific exclusion of the United States.
(3)“Worldwide including the United States” consists of individual policies that insure global risks with the specific inclusion of the United States.
(4)“Other” comprises individual policies that insure risks in other countries including, but not limited to, countries in the Caribbean, South America and the Middle East.
4.Investments
Income Statement
Net Investment Income.  The following table summarizes net investment income for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	($ in millions)
Fixed income securities — Available for sale	$161.5	$115.7	$95.6
Fixed income securities — Trading	88.2	98.9	57.0
Short-term investments — Available for sale	4.5	5.3	0.6
Short-term investments — Trading	0.1	0.3	0.1
Fixed term deposits (included in cash and cash equivalents)	45.3	39.9	6.6
Catastrophe bonds — Trading	—	0.2	0.3
Privately-held investments — Available for sale	1.2	0.1	—
Privately-held investments — Trading	34.9	44.7	24.3
Other investments, at fair value (1)	(6.2)	(17.8)	13.9
Total	329.5	287.3	198.4
Investment expenses	(11.5)	(11.6)	(10.3)
Net investment income	$318.0	$275.7	$188.1
________________
(1)Other investments primarily represent the Company’s investments in investment funds. The amount reported represents the change in fair value of the investments in the period.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the consolidated statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$2.4	$1.6	$2.9
Fixed income securities — gross realized (losses)	(60.6)	(41.5)	(58.4)
Short-term investments — gross realized gains	0.8	0.6	1.0
Short-term investments — gross realized (losses)	(2.0)	(0.9)	(0.5)
Net change in expected credit gains/(losses)	1.9	4.8	(5.0)
Trading:
Fixed income securities — gross realized gains	1.2	1.0	0.2
Fixed income securities — gross realized (losses)	(10.0)	(3.5)	(1.8)
Fixed income securities — net unrealized gains/(losses)	26.8	65.9	(113.9)
Short-term investments — gross realized gains	—	0.1	—
Short-term investments — gross realized (losses)	(0.3)	(0.3)	—
Privately-held investments — gross realized gains	0.8	0.8	0.7
Privately-held investments — gross realized (losses)	(28.8)	—	(0.1)
Privately-held investments — net unrealized gains/(losses)	18.6	(15.2)	(2.5)
Catastrophe bonds — net unrealized gains	—	0.1	0.2
Investments, equity method:
Gross unrealized (losses)/gains in MVI	(0.2)	0.2	—
Gross unrealized gains/(losses) in Multi-Line Reinsurer	0.1	0.8	(0.4)
Gross realized (losses) in Digital Re	(0.2)	—	—
Total net realized and unrealized investment (losses)/gains recorded in the consolidated statement of operations	$(49.5)	$14.5	$(177.6)

Change in available for sale net unrealized gains/(losses):
Available for sale investments	$34.1	$126.2	$(391.7)
Income tax (expense)/benefit	(4.7)	(20.6)	23.9
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$29.4	$105.6	$(367.8)

Balance Sheet
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of available for sale investments in fixed income securities, short-term investments and privately-held investments as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,504.8	$1.5	$(25.7)	$—	$1,480.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	84.2	—	(1.9)	—	82.3
Corporate	2,045.3	8.5	(66.4)	(1.0)	1,986.4
Non-U.S. government-backed corporate	132.9	0.8	(2.4)	—	131.3
Non-U.S. government	248.2	1.0	(2.4)	—	246.8
Asset-backed	232.4	2.2	(0.1)	—	234.5
Agency commercial mortgage-backed	5.0	—	(0.6)	—	4.4
Agency residential mortgage-backed	600.8	—	(82.1)	—	518.7
Total fixed income securities, available for sale	4,861.1	14.0	(181.9)	(1.0)	4,692.2
Short-term investments, available for sale	261.9	—	—	—	261.9
Privately-held investments, available for sale
Asset-backed securities	24.0	0.2	—	—	24.2
Total investments, available for sale	$5,147.0	$14.2	$(181.9)	$(1.0)	$4,978.3

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,224.9	$4.4	$(26.7)	$—	$1,202.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	133.6	—	(5.0)	(0.5)	128.1
Corporate	2,051.1	12.1	(101.5)	(2.4)	1,959.3
Non-U.S. government-backed corporate	106.5	0.1	(5.9)	—	100.7
Non-U.S. government	279.9	0.6	(6.7)	—	273.8
Agency commercial mortgage-backed	6.6	—	(0.8)	—	5.8
Agency residential mortgage-backed	519.9	0.1	(74.9)	—	445.1
Total fixed income securities, available for sale	4,330.0	17.3	(221.8)	(2.9)	4,122.6
Short-term investments, available for sale	93.6	—	—	—	93.6
Privately-held investments, available for sale
Asset-backed securities	14.7	0.2	—	—	14.9
Total investments, available for sale	$4,438.3	$17.5	$(221.8)	$(2.9)	$4,231.1

Fixed Income Securities, Short-term Investments, Catastrophe Bonds and Privately-held Investments — Trading.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, catastrophe bonds and privately-held investments as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed income securities, trading
U.S. government	$262.9	$0.6	$(2.2)	$261.3
Municipal	1.6	—	—	1.6
Corporate	155.5	0.5	(4.9)	151.1
High yield loans	101.7	0.9	(0.2)	102.4
Non-U.S. government-backed corporate	2.8	—	—	2.8
Non-U.S. government	24.4	0.1	(0.1)	24.4
Asset-backed	624.6	4.1	(3.5)	625.2
Agency mortgage-backed	34.2	—	(3.1)	31.1
Total fixed income securities, trading	1,207.7	6.2	(14.0)	1,199.9
Short-term investments, trading	1.0	—	—	1.0
Catastrophe bonds, trading	1.0	—	—	1.0
Privately-held investments, trading
Commercial mortgage loans	80.9	0.5	(1.7)	79.7
Middle market loans and other private debt	61.6	0.1	(0.7)	61.0
Asset-backed securities	126.7	0.9	—	127.6
Global corporate securities	18.8	—	(0.3)	18.5
Total privately-held investments, trading	288.0	1.5	(2.7)	286.8
Total investments, trading	$1,497.7	$7.7	$(16.7)	$1,488.7

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed income securities, trading
U.S. government	$248.7	$0.5	$(3.7)	$245.5
Municipal	3.3	—	(0.2)	3.1
Corporate	178.8	0.7	(8.0)	171.5
High yield loans	90.8	1.3	—	92.1
Non-U.S. government-backed corporate	8.6	—	(0.3)	8.3
Non-U.S. government	35.8	0.1	(1.1)	34.8
Asset-backed	936.0	2.1	(29.9)	908.2
Agency mortgage-backed	25.0	—	(2.8)	22.2
Total fixed income securities, trading	1,527.0	4.7	(46.0)	1,485.7
Short-term investments, trading	2.1	—	—	2.1
Catastrophe bonds, trading	1.6	—	—	1.6
Privately-held investments, trading
Commercial mortgage loans	293.2	1.0	(19.3)	274.9
Middle market loans and other private debt	85.9	—	(1.1)	84.8
Asset-backed securities	83.1	0.4	(0.6)	82.9
Global corporate securities	14.7	—	(0.3)	14.4
Short-term investments	18.0	—	—	18.0
Total privately-held investments, trading	494.9	1.4	(21.3)	475.0
Total investments, trading	$2,025.6	$6.1	$(67.3)	$1,964.4
Catastrophe Bonds. The Company has invested in catastrophe bonds with a total value of $1.0 million as at December 31, 2024 (December 31, 2023 — $1.6 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates with scheduled maturities in 2025. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.
Privately-held Investments. The Company has invested in privately-held investments, which primarily include commercial mortgage loans of $79.7 million and middle market loans and other private debt of $61.0 million as at December 31, 2024 (December 31, 2023 — commercial mortgage loans of $274.9 million; middle market loans and other private debt of $84.8 million). Privately-held investments also includes investments in asset-backed securities, global corporate securities, and other short term investments.
Commercial Mortgage Loans. The commercial mortgage loans are related to investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, property type, and security to determine that properties are performing at a consistent and acceptable level to secure the related debt.
Middle Market Loans and Other Private Debt. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt.

Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing.
Global Corporate Securities. The privately-held global corporate securities portfolio consists of debt securities issued by U.S. and foreign corporations.
Investments, Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. In March 2021, the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2022.
On January 1, 2017, the Company purchased through its wholly-owned subsidiary, Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”), a 49% share of Digital Risk Resources, LLC (“Digital Re”), a U.S.-based enterprise engaged in the business of developing, marketing and servicing turnkey information security and privacy liability insurance products for a total consideration of $2.3 million. The investment is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses. During the year ended December 31, 2024, the Company sold its investment in Digital Re for no consideration.
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending December 31, 2024, no capital was invested in the multi-line reinsurer (December 31, 2023 — $0.4 million) and the commitment has been fully funded.
The table below shows the Company’s investments in MVI, Multi-Line Reinsurer and Digital Re for the twelve months ended December 31, 2024 and 2023:

	MVI	Multi-Line Reinsurer	Digital Re	Total
	($ in millions)
Opening undistributed value of investment as at January 1, 2024	$1.0	$6.4	$0.2	$7.6
Unrealized (loss)/gain for the twelve months to December 31, 2024	(0.2)	0.1	—	(0.1)
Realized (loss) for the twelve months to December 31, 2024	—	—	(0.2)	(0.2)
Closing value of investment as at December 31, 2024	$0.8	$6.5	$—	$7.3

Opening undistributed value of investment as at January 1, 2023	$0.8	$5.2	$0.2	$6.2
Investment in the period	—	0.4	—	0.4
Unrealized gain for the twelve months to December 31, 2023	0.2	0.8	—	1.0
Closing value of investments at December 31, 2023	$1.0	$6.4	$0.2	$7.6
Other Investments. On December 20, 2017, the Company committed, and during 2018 invested, $100.0 million as a limited partner to a real estate fund. As at December 31, 2024, the current fair value of the fund is $111.7 million (2023 — $117.1 million).

During 2020, the Company committed $10.5 million as a limited partner to a related party managed lending fund. The partnership was established to provide direct lending to large corporate borrowers. On April 1, 2021, the Company committed an additional $2.8 million to the fund. As at December 31, 2024, the current fair value of the fund is $19.3 million (2023 — $15.9 million) and the unfunded commitment is $0.2 million (2023 — $1.1 million).
On April 1, 2021, the Company established pledge accounts with its custodian bank for the ability to obtain liquidity and funding services provided by a U.S. co-operative bank, which provides liquidity and funding to its insurance member institutions. As at December 31, 2024, the fair value of the Company’s member shares in the bank is $2.0 million (2023 — $1.7 million).
On September 30, 2021, the Company committed $20.0 million as a limited partner to a third-party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. On April 1, 2022, the Company committed an additional $10.0 million to the fund. As at December 31, 2024, the current fair value of the fund is $36.2 million (2023 — $39.8 million) and the unfunded commitment is $0.9 million (2023 — $2.2 million).
On April 1, 2022, the Company committed $30.0 million as a limited partner to a related party managed real estate fund. The partnership was established to pursue investment opportunities to acquire, recapitalize, restructure and reposition real estate assets, portfolios and companies primarily in the United States. As at December 31, 2024, the current fair value of the fund is $19.3 million (2023 — $23.9 million) and the unfunded commitment is $3.7 million (2023 — $4.1 million).
On May 5, 2022, the Company committed $15.0 million as a limited partner to a third-party managed infrastructure fund. The partnership was established to make value added infrastructure investments in environmental services, transportation, communications and digital, energy/energy transition and other infrastructure sectors primarily in North America. As at December 31, 2024, the current fair value of the fund is $12.9 million (2023 — $10.8 million) and the unfunded commitment is $2.3 million (2023 — $4.0 million).
On August 31, 2023, the Company committed £7.0 million as a limited partner to a third-party managed debt fund. The fund focuses on three core sectors: health and social care, affordable housing, and social infrastructure. The fund invests across the U.K., focusing on areas of poverty and deprivation. The fund provides fixed-rate loans typically backed by property assets. Borrowers are established, socially impactful organizations, with a history of profitable revenue generation. As at December 31, 2024, the current fair value of the fund is $0.1 million (2023 — $0.1 million) and the unfunded commitment is £6.8 million (2023 — £6.9 million).
On September 30, 2023, the Company committed $55.0 million as a limited partner to a third-party managed energy fund. The fund invests in energy transition and climate solutions, accelerating growth and business transformation through flexible capital, enabling leading energy companies to build enterprises at scale that can deliver clean, reliable and affordable energy to help meet global needs. As at December 31, 2024 the Company has not funded the investment and the unfunded commitment is $55.0 million (2023 — $55.0 million).
On August 1, 2024, the Company committed and invested $25.0 million as a limited partner to a third-party managed liquidity fund. The fund seeks to maximize total return, by investing in a portfolio of investment grade debt securities, both fixed and floating rate. As at December 31, 2024, the current fair value of the fund is $25.7 million and the unfunded commitment is $Nil.
On October 31, 2024, the Company converted one of its commercial mortgage loan investments to an equity interest in a joint venture. As at December 31, 2024, the current carrying value of the investment is $40.0 million. As at December 31, 2023, the previous commercial mortgage loan investment was classified as privately-held investments, trading. This investment has no unfunded commitments.
As at December 31, 2024, the aggregate current fair value of the investment funds described above is $267.2 million (2023 — $209.3 million).

For further information on the investment funds, refer to Note 21(a) in these consolidated financial statements, “Commitments and Contingent Liabilities.”
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The scheduled maturity distribution of the Company’s available for sale securities as at December 31, 2024 and December 31, 2023 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at December 31, 2024
	Amortized Cost or Cost	Fair Market Value
	($ in millions)
Due one year or less	$834.1	$831.2
Due after one year through five years	2,386.5	2,353.2
Due after five years through ten years	1,060.7	1,008.7
Due after ten years	3.5	3.4
	4,284.8	4,196.5
Agency commercial mortgage-backed	5.0	4.4
Agency residential mortgage-backed	600.8	518.7
Asset-backed	256.4	258.7
Total investments, available for sale	$5,147.0	$4,978.3

	At December 31, 2023
	Amortized Cost or Cost	Fair Market Value
	($ in millions)
Due one year or less	$512.0	$505.8
Due after one year through five years	2,889.0	2,818.9
Due after five years through ten years	495.1	440.3
Due after ten years	15.7	15.2
	3,911.8	3,780.2
Agency commercial mortgage-backed	6.6	5.8
Agency residential mortgage-backed	519.9	445.1
Total investments, available for sale	$4,438.3	$4,231.1
Guaranteed Investments. As at December 31, 2024 and December 31, 2023, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.

Gross Unrealized Losses, Available for Sale. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at December 31, 2024 and December 31, 2023:

	December 31, 2024
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$718.1	$(11.6)	$397.8	$(14.1)	$1,115.9	$(25.7)	137
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	33.6	(0.7)	45.4	(1.2)	79.0	(1.9)	47
Corporate	570.3	(6.8)	663.9	(59.6)	1,234.2	(66.4)	692
Non-U.S. government-backed corporate	5.8	—	91.1	(2.4)	96.9	(2.4)	12
Non-U.S. government	118.8	(0.9)	43.7	(1.5)	162.5	(2.4)	41
Asset-backed	17.2	(0.1)	—	—	17.2	(0.1)	14
Agency commercial mortgage-backed	—	—	4.5	(0.6)	4.5	(0.6)	1
Agency residential mortgage-backed	161.2	(2.2)	351.3	(79.9)	512.5	(82.1)	225
Total fixed income securities, available for sale	$1,625.0	$(22.3)	$1,604.9	$(159.6)	$3,229.9	$(181.9)	1,170

	December 31, 2023
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$105.5	$(0.5)	$673.3	$(26.2)	$778.8	$(26.7)	74
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	11.1	(1.0)	117.0	(4.0)	128.1	(5.0)	54
Corporate	46.7	(0.4)	1,287.2	(101.1)	1,333.9	(101.5)	558
Non-U.S. government-backed corporate	0.2	—	95.5	(5.9)	95.7	(5.9)	12
Non-U.S. government	32.9	(0.2)	180.1	(6.5)	213.0	(6.7)	53
Agency commercial mortgage-backed	—	—	5.8	(0.8)	5.8	(0.8)	1
Agency residential mortgage-backed	0.1	—	435.9	(74.9)	436.0	(74.9)	197
Total fixed income securities, available for sale	$196.5	$(2.1)	$2,802.0	$(219.7)	$2,998.5	$(221.8)	950
At December 31, 2024, 1,170 available for sale securities were in an unrealized loss position of $181.9 million, of which $0.3 million was related to securities below investment grade or not rated. At December 31, 2023, 950 available for sale securities were in an unrealized loss position of $221.8 million, of which $1.2 million was related to securities below investment grade or not rated.

The unrealized losses of $181.9 million at December 31, 2024 were due to non-credit factors and are expected to be recovered as the related securities approach maturity. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
5.Variable Interest Entities
As at December 31, 2024, the Company held an investment in one (December 31, 2023 — one) variable interest entity (“VIE”), namely Peregrine Reinsurance Ltd (“Peregrine”).
In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Segregated Accounts Companies Act 2000, as amended. As at December 31, 2024, Peregrine had six segregated accounts which were funded by third-party investors, which are not consolidated, and two segregated accounts which are funded by Aspen and are consolidated within the financial statements.
The Company has determined that Peregrine has the characteristics of a VIE as addressed by the guidance in ASC 810, Consolidation. The six segregated accounts have not been consolidated as part of the Company’s consolidated financial statements because the Company is not the primary beneficiary of those accounts. The Company has, however, concluded that it is the primary beneficiary of the Peregrine general fund and, similar to prior reporting periods, the results of the Peregrine general fund are included in the Company’s consolidated financial statements.
6.Fair Value Measurements
The Company’s estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, “Fair Value Measurements and Disclosures.” The framework prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels.
The Company considers prices for actively traded securities to be derived based on quoted prices in an active market for identical assets, which are Level 1 inputs in the fair value hierarchy. The majority of these securities are valued using prices supplied by pricing services.
The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly, which are Level 2 inputs in the fair value hierarchy. The majority of these securities are also valued using prices supplied by pricing services.
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs, which are Level 3 inputs in the fair value hierarchy.

The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,480.6	$—	$—	$1,480.6
U.S. agency	—	7.2	—	7.2
Municipal	—	82.3	—	82.3
Corporate	—	1,986.4	—	1,986.4
Non-U.S. government-backed corporate	—	131.3	—	131.3
Non-U.S. government	195.1	51.7	—	246.8
Asset-backed	—	234.5	—	234.5
Agency commercial mortgage-backed	—	4.4	—	4.4
Agency residential mortgage-backed	—	518.7	—	518.7
Total fixed income securities, available for sale	1,675.7	3,016.5	—	4,692.2
Short-term investments, available for sale	260.2	1.7	—	261.9
Privately-held investments, available for sale	—	—	24.2	24.2
Fixed income securities, trading
U.S. government	261.3	—	—	261.3
Municipal	—	1.6	—	1.6
Corporate	—	151.1	—	151.1
Non-U.S. government-backed corporate	—	2.8	—	2.8
High yield loans	—	102.4	—	102.4
Non-U.S. government	9.6	14.8	—	24.4
Asset-backed	—	625.2	—	625.2
Agency mortgage-backed	—	31.1	—	31.1
Total fixed income securities, trading	270.9	929.0	—	1,199.9
Short-term investments, trading	1.0	—	—	1.0
Catastrophe bonds, trading	—	1.0	—	1.0
Privately-held investments, trading	—	—	286.8	286.8
Other investments (1)	—	—	—	267.2
Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	17.0	—	17.0
Derivative liabilities — foreign exchange contracts	—	(45.9)	—	(45.9)
Derivative liabilities — loss portfolio transfer (2)	—	—	(3.6)	(3.6)
Total	$2,207.8	$3,919.3	$307.4	$6,701.7
________________
(1)Other investments represent our investments in investment funds operating strategies in real estate, infrastructure and lending and are measured at fair value using the net asset value per share practical expedient. As a result, the investments are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the funds is subject to restrictions as detailed in Note 21(a), “Commitments and Contingent Liabilities.”

(2)The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.

	At December 31, 2023
	Level 1	Level 2	Level 3	Total
	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,202.6	$—	$—	$1,202.6
U.S. agency	—	7.2	—	7.2
Municipal	—	128.1	—	128.1
Corporate	—	1,959.3	—	1,959.3
Non-U.S. government-backed corporate	—	100.7	—	100.7
Non-U.S. government	200.4	73.4	—	273.8
Agency commercial mortgage-backed	—	5.8	—	5.8
Agency residential mortgage-backed	—	445.1	—	445.1
Total fixed income securities, available for sale	1,403.0	2,719.6	—	4,122.6
Short-term investments, available for sale	86.7	6.9	—	93.6
Privately-held investments, available for sale	—	—	14.9	14.9
Fixed income securities, trading
U.S. government	245.5	—	—	245.5
Municipal	—	3.1	—	3.1
Corporate	—	171.5	—	171.5
Non-U.S. government-backed corporate	—	8.3	—	8.3
High yield loans	—	92.1	—	92.1
Non-U.S. government	13.0	21.8	—	34.8
Asset-backed	—	908.2	—	908.2
Agency mortgage-backed	—	22.2	—	22.2
Total fixed income securities, trading	258.5	1,227.2	—	1,485.7
Short-term investments, trading	0.2	1.9	—	2.1
Catastrophe bonds, trading	—	1.6	—	1.6
Privately-held investments, trading	—	—	475.0	475.0
Other investments (1)	—	—	—	209.3
Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	31.7	—	31.7
Derivative liabilities — foreign exchange contracts	—	(9.3)	—	(9.3)
Derivative liabilities — loss portfolio transfer (2)	—	—	(16.5)	(16.5)
Total	$1,748.4	$3,979.6	$473.4	$6,410.7
________________
(1)Other investments represent our investments in investment funds operating strategies in real estate, infrastructure and lending and are measured at fair value using the net asset value per share practical expedient. As a result the investments are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the funds is subject to restrictions as detailed in Note 21(a), “Commitments and Contingent Liabilities.”

(2)The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.
Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the twelve months ended December 31, 2024, $Nil was transferred in or out of Level 3 (December 31, 2023 — $12.1 million was transferred out of Level 3 and $5.3 million transferred into Level 3).

The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the twelve months ended December 31, 2024 and December 31, 2023:

Twelve Months Ended December 31, 2024	Balance at beginning of year	Purchases and issuances	Transfers in	Transfers (out)	Reclassifications	Settlements and sales	(Decrease)/increase in fair value included in net income (1) / OCI (2)	Balance at end of year	Change in unrealized gains (losses) relating to assets held at end of year (1) (2)
Assets
Privately-held investments, available for sale
Asset-backed securities	$14.9	$10.0	$—	$—	$—	$—	$(0.7)	$24.2	$0.2
Privately-held investments, trading
Commercial mortgage loans	$274.9	$0.5	$—	$—	$—	$(184.4)	$(11.3)	$79.7	$—
Middle market loans and other private debt	84.8	0.4	—	—	10.9	(35.5)	0.4	61.0	—
Asset-backed securities	82.9	56.1	—	—	—	(12.4)	1.0	127.6	1.1
Global corporate securities	14.4	4.4	—	—	—	(0.3)	—	18.5	—
Short-term investments	18.0	—	—	—	(10.9)	(7.1)	—	—	—
Total Level 3 assets	$489.9	$71.4	$—	$—	$—	$(239.7)	$(10.6)	$311.0	$1.3

Liabilities
Derivative liabilities — loss portfolio transfer	$(16.5)	$—	$—	$—	$—	$—	$12.9	$(3.6)	$12.9
Total Level 3 liabilities	$(16.5)	$—	$—	$—	$—	$—	$12.9	$(3.6)	$12.9

Twelve Months Ended December 31, 2023
Assets
Privately-held investments, available for sale
Asset-backed securities	$—	$14.7	$—	$—	$—	$—	$0.2	$14.9	$0.2
Privately-held investments, trading
Commercial mortgage loans	$312.1	$40.6	$—	$—	$—	$(61.5)	$(16.3)	$274.9	$(17.9)
Middle market loans and other private debt	106.9	18.3	—	—	—	(41.9)	1.5	84.8	0.5
Asset-backed securities	66.8	21.9	5.3	(5.5)	—	(7.6)	2.0	82.9	1.7
Global corporate securities	15.0	—	—	—	—	(0.4)	(0.2)	14.4	(0.2)
Equity securities	6.6	—	—	(6.6)	—	—	—	—	—
Short-term investments	25.6	18.2	—	—	—	(25.8)	—	18.0	—
Total Level 3 assets	$533.0	$113.7	$5.3	$(12.1)	$—	$(137.2)	$(12.8)	$489.9	$(15.7)

Liabilities
Derivative liabilities — loss portfolio transfer	$(31.7)	$—	$—	$—	$—	$—	$15.2	$(16.5)	$15.2
Total Level 3 liabilities	$(31.7)	$—	$—	$—	$—	$—	$15.2	$(16.5)	$15.2
________________
(1)(Decreases)/increases in the fair value of privately-held investments, trading are included in realized and unrealized investment losses in the consolidated statements of operations and other comprehensive (loss). Increases/(decreases) in the fair value of derivative liabilities - loss portfolio transfer are included within change in fair value of derivatives in the consolidated statements of operations and other comprehensive income/(loss).
(2)(Decreases)/increases in the fair value of privately-held investments, available for sale are included in other comprehensive income/(loss) (“OCI”).
Valuation of Fixed Income Securities.  The Company’s fixed income securities are classified as either available for sale or trading and are reported at fair value. As at December 31, 2024 and December 31, 2023, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
Independent Pricing Services. The underlying methodology used to determine the fair value of securities in the Company’s available for sale and trading portfolios is by the pricing services. Pricing services will gather observable pricing inputs from multiple external sources, including buy and sell-side contacts and broker-dealers, in order to develop their internal prices.
Pricing services provide pricing for less complex, liquid securities based on market quotations in active markets. Pricing services supply prices for a broad range of securities including those for actively traded securities, such as Treasury and other Government securities, in addition to those that trade less frequently or where valuation includes reference to credit spreads, pay down and pre-pay features and other observable inputs. These securities include Government agency, municipals, corporate and asset-backed securities.
For securities that may trade less frequently or do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities. The Company does not derive dollar prices using an index as a pricing input for any individual security.
Broker-Dealers. The Company obtains quotes from broker-dealers who are active in the corresponding markets when prices are unavailable from independent pricing services or index providers. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance of newly issued securities. They may also establish pricing through observing secondary trading of similar securities. Quotes from broker-dealers are non-binding.
The Company obtains prices for all of its fixed income investment securities via its third-party accounting service provider, and in the majority of cases receiving a number of quotes so as to obtain the most comprehensive information available to determine a security’s fair value. A single valuation is applied to each security based on the vendor hierarchy maintained by the Company’s third-party accounting service provider.
As at December 31, 2024, the Company obtained an average of 3.0 quotes per fixed income investment compared to 2.9 quotes at December 31, 2023.
The Company, in conjunction with its third-party accounting service provider, obtains an understanding of the methods, models and inputs used by the third-party pricing service and index providers to assess the ongoing appropriateness of vendors’ prices. The Company and its third-party accounting service provider also have controls in place to validate that amounts provided represent fair values. Processes to validate and review pricing include, but are not limited to:
•quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);

•comparison of market values obtained from pricing services and broker-dealers against alternative price sources for each security where further investigation is completed when significant differences exist for pricing of individual securities between pricing sources;
•initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and
•comparison of the fair value estimates to the Company’s knowledge of the current market.
Prices obtained from pricing services and broker-dealers are not adjusted by us; however, prices provided by a pricing service, or broker-dealer in certain instances may be challenged based on market or information available from internal sources, including those available to the Company’s third-party investment accounting service provider. Subsequent to any challenge, revisions made by the pricing service or broker-dealer to the quotes are supplied to the Company’s investment accounting service provider.
Management reviews the vendor hierarchy maintained by the Company’s third-party accounting service provider in order to determine which price source provides the most appropriate fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy level assigned to each security in the Company’s available for sale and trading portfolios is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The hierarchy of pricing services is determined using various qualitative and quantitative points arising from reviews of the vendors conducted by the Company’s third-party accounting service provider. Vendor reviews include annual due diligence meetings with index providers and pricing services vendors covering valuation methodology, operational walkthroughs and legal and compliance updates.
Fixed Income Securities. Fixed income securities are traded on the over-the-counter (“OTC”) market based on prices provided by one or more market makers in each security. Securities such as U.S. Government, U.S. Agency, Non-U.S. Government and investment grade corporate bonds have multiple market makers in addition to readily observable market value indicators such as expected credit spread, except for Treasury securities, over the yield curve. The Company uses a variety of pricing sources to value fixed income securities including those securities that have pay down/prepay features such as mortgage-backed securities and asset-backed securities in order to ensure fair and accurate pricing. The fair value estimates for the investment grade securities in the Company’s portfolio do not use significant unobservable inputs or modeling techniques.
U.S. Government and Agency Securities. U.S. government and agency securities consist primarily of bonds issued by the U.S. Treasury and corporate debt issued by agencies such as the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal Home Loan Bank. As the fair values of U.S. Treasury securities are based on unadjusted market prices in active markets, they are classified within Level 1. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are classified within Level 2.
Municipal Securities. The Company’s municipal portfolio consists of bonds issued by U.S. domiciled state and municipality entities. The fair value of these securities is determined using spreads obtained from broker-dealers, trade prices and the new issue market which are Level 2 inputs in the fair value hierarchy. Consequently, these securities are classified within Level 2.
Non-U.S. Government. The issuers for securities in this category are non-U.S. governments and their agents including, but not limited to, the U.K., Australia, Canada, France and Germany. The fair values of certain non-U.S. government bonds, primarily sourced from international indices, are based on unadjusted market prices in active markets and are therefore classified within Level 1. The remaining non-U.S. government bonds are classified within Level 2 as they are not actively traded. The fair values of the non-U.S. agency securities, again primarily sourced from international indices, are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of non-U.S. agency securities are classified within Level 2. In addition, foreign government securities include a portion of the Emerging Market Debt (“EMD”) portfolio which is also classified within Level 2.

Corporate. Corporate securities consist primarily of short-term, medium-term and long-term debt issued by U.S. and foreign corporations covering a variety of industries and are generally priced by index providers and pricing vendors. Some issuers may participate in government programs which guarantee timely payment of principal and interest in the event of a default. The fair values of these securities are generally determined using the spread above the risk-free yield curve. Inputs used in the evaluation of these securities include credit data, interest rate data, market observations and sector news, broker-dealer quotes and trade volumes. In addition, corporate securities include a portion of the EMD portfolio. The Company classifies these securities within Level 2.
Mortgage-backed Securities. Residential and commercial mortgage-backed securities consist of bonds issued by the Government National Mortgage Association, the FNMA and the FHLMC. The fair values of these securities are determined through the use of a pricing model (including Option Adjusted Spread) which uses prepayment speeds and spreads to determine the appropriate average life of the mortgage-backed security. These spreads are generally obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price mortgage-backed securities are observable market inputs, these securities are classified within Level 2.
Asset-backed Securities. Asset-backed securities are securities backed by notes or receivables against assets other than real estate. The underlying collateral for the Company’s asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, interest rate data and credit spreads. The Company classifies these securities within Level 2.
Short-term Investments.  Short-term investments consist of highly liquid debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are classified as either trading or available for sale according to the facts and circumstances of the investment held. Short-term investments are valued in a manner similar to the Company’s fixed maturity investments and are classified within Levels 1 and 2.
Privately-held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
Commercial Mortgage Loans. Commercial mortgage loans consist of investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. Commercial Mortgage Loans are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Middle Market Loans and Other Private Debt. The middle market loans consist of investments in senior secured loan positions with full covenants, focused on the middle market in both U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. Middle market loans and other private debt are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing. Asset-backed securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Global Corporate Securities. The global corporate securities portfolio consists of debt securities issued by U.S. and foreign corporations. The global corporate securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Short-term Investments — Privately-held. Short-term investments which are classified as privately-held consist of debt securities with a maturity greater than three months but less than one year from the debt of purchase. Short-term investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
The following table summarizes the quantitative inputs and assumptions used for financial assets categorized as Level 3 under the fair value hierarchy as at December 31, 2024:

At December 31, 2024	Fair Value Level 3	Valuation Techniques	Unobservable Inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments, available for sale
Asset-backed securities	$24.2	Discounted cash flow	Discount rate	5.5%	—	9.5%	7.1%
Privately-held investments, trading
Commercial mortgage loans	79.7	Discounted cash flow	Discount rate	3.8%	—	11.9%	5.7%
Middle market loans and other private debt	61.0	Discounted cash flow	Discount rate	7.2%	—	18.0%	9.8%
Asset-backed securities	127.6	Discounted cash flow	Discount rate	5.4%	—	8.3%	6.6%
Global corporate securities	14.1	Discounted cash flow	Discount rate	6.7%	—	6.7%	6.7%
Global corporate securities	4.4	Transaction value	n/a	n/a		n/a	n/a
Total	$311.0
Catastrophe Bonds.  Catastrophe bonds are variable rate fixed income instruments with redemption values adjusted based on the occurrence of a covered event, usually windstorms and earthquakes. Catastrophe bonds are classified as trading and reported at fair value. Catastrophe bonds are priced using an average of multiple broker-dealer quotes and as such, are classified as Level 2.
Foreign Exchange Contracts.  The foreign exchange contracts which the Company uses to mitigate currency risk are characterized as OTC due to their customized nature and the fact that they do not trade on a major exchange. These instruments trade in a very deep liquid market, providing substantial price transparency and accordingly are classified as Level 2.
Derivative Liabilities - Loss Portfolio Transfer. The LPT embedded derivative is valued using the Black-Scholes model. The two primary inputs of this model are expected claim settlement patterns and expected return of the investment portfolio above a fixed minimum rate over the specified time horizon. The expected claim settlement pattern is determined on an actuarial basis for the cohort of business within scope of the LPT and is consistent with the patterns used in the valuation of technical provisions. The expected return of the investment portfolio, above a fixed minimum rate, directly impacts on the LPT derivative valuation and is subject to changes in the market conditions. In order to assess the reasonableness of the inputs, the Company updates the expected claim settlement patterns on a regular basis while maintaining an understanding of the current market conditions. The LPT embedded derivative is classified as Level 3.
Other Investments. The Company’s other investments represent primarily our investments in investment funds operating strategies across real estate, infrastructure and direct lending. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics. As the Company is measuring the fair value of these investments using the net asset value per share as a practical expedient, they have not been classified in the fair value hierarchy.
7.Reinsurance
The Company purchases retrocession and reinsurance to limit and diversify the Company’s risk exposure and to increase its own insurance and reinsurance underwriting capacity. These agreements provide for recovery of losses and loss adjustment expenses from reinsurers. The Company remains liable to the extent that reinsurers do not meet their obligations under these agreements. In line with its risk management objectives, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.
Balances pertaining to reinsurance transactions are reported “gross” on the consolidated balance sheet, meaning that reinsurance recoverable on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets. For more information on reinsurance recoverables, refer to Note 22, “Concentrations of Credit Risk — Reinsurance recoverables” and Note 10, “Reserve for Losses and Loss Adjustment Expenses” of these consolidated financial statements.

The effect of assumed and ceded reinsurance on premiums written, premiums earned and losses and loss adjustment expenses for the twelve months ended December 31, 2024, 2023 and 2022 was as follows:

	Twelve Months Ended December 31,
	2024	2023	2022
	($ in millions)
Premiums written:
Insurance	$2,723.5	$2,446.6	$2,531.7
Reinsurance	1,885.8	1,521.0	1,807.0
Ceded	(1,666.7)	(1,385.7)	(1,442.7)
Net written premiums	$2,942.6	$2,581.9	$2,896.0

Premiums earned:
Insurance	$2,565.7	$2,444.8	$2,370.8
Reinsurance	1,822.1	1,562.0	1,617.2
Ceded	(1,498.1)	(1,392.3)	(1,299.3)
Net earned premiums	$2,889.7	$2,614.5	$2,688.7

Losses and loss adjustment expenses:
Insurance	$1,759.1	$1,644.5	$1,574.2
Reinsurance	915.8	707.2	939.5
Ceded	(957.1)	(798.7)	(833.7)
Losses and loss adjustment expenses	$1,717.8	$1,553.0	$1,680.0
Current expected credit loss model (“CECL”). As at December 31, 2024, the Company’s allowance for expected credit losses was $27.5 million (2023 — $3.7 million). For the twelve months ended December 31, 2024 there was a $23.8 million increase in the CECL allowance on reinsurance recoverables (2023 — no change, 2022 — $0.4 million increase).
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, refer to Note 22, “Concentrations of Credit Risk — Reinsurance recoverables” of these consolidated financial statements for more detail.
8.Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at December 31, 2024 and 2023:

		As at December 31, 2024		As at December 31, 2023
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$550.0	$17.0	$1,262.1	$31.4
Foreign Exchange Contracts (1)	Derivative liabilities	$1,036.9	$(41.7)	$540.8	$(9.3)
Loss Portfolio Transfer Liability - Embedded Derivative (2)	Derivative liabilities	$—	$(3.6)	$—	$(16.5)
________________
(1)Fair value is net of $0.8 million of cash collateral (December 31, 2023 — $3.4 million).
(2)The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at December 31, 2024		As at December 31, 2023
Derivatives Designated as Cash Flow Hedges Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$—	$—	$76.9	$0.3
Foreign Exchange Contracts (1)	Derivative liabilities	$158.0	$(4.2)	$—	$—
________________
(1)Fair value is net of $2.0 million of cash collateral (December 31, 2023 — $Nil ).
The following table provides the unrealized and realized (losses)/gains recorded in the consolidated statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the twelve months ended December 31, 2024 and 2023:

		Amount of (Loss)/Gain Recognized on Derivatives
		For the Twelve Months Ended
	Location of (Loss)/Gain Recognized on Derivatives	December 31, 2024	December 31, 2023
Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	$(34.0)	$10.9
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	$12.9	$15.2

Derivatives designated as cash flow hedges
Foreign Exchange Contracts	General, administrative and corporate expenses in consolidated statement of operations	$(0.9)	$(8.1)
Foreign Exchange Contracts	Net change gross of tax from current period hedged transactions in other comprehensive income	$(6.5)	$(14.0)
Foreign Exchange Contracts. The Company uses foreign exchange contracts to manage foreign currency risk associated with our operating expenses but also foreign exchange risk associated with net assets or liabilities in currencies other than the U.S. dollar. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of the Company’s assets and liabilities denominated in foreign currencies but rather allow it to establish a rate of exchange for a future point in time.
As at December 31, 2024, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate nominal amount of $1,586.9 million (2023 — $1,802.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the consolidated statement of operations. For the twelve months ended December 31, 2024, the impact of foreign exchange contracts on net income was a loss of $34.0 million (December 31, 2023 — gain of $10.9 million).
As at December 31, 2024, the Company held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional amount of $158.0 million (2023 — $76.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the twelve months ended December 31, 2024 the company recognized a loss of $6.5 million (December 31, 2023 — loss of $14.0 million) in other comprehensive income.

As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administrative and corporate expenses in the consolidated statement of operations. For the twelve months ended December 31, 2024, the amount recognized within general, administrative and corporate expenses for settled foreign exchange contracts was a realized loss of $0.9 million (December 31, 2023 — loss of $8.1 million). The Company estimates that $6.2 million of the existing losses as at December 31, 2024 is expected to be reclassified into earnings within the next 12 months.
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the twelve months ended December 31, 2024, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations is a gain of $12.9 million (December 31, 2023 — gain of $15.2 million).
9.Deferred Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred acquisition costs for the twelve months ended December 31, 2024 and 2023:

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023
	($ in millions)
Balance at the beginning of the period	$296.2	$319.0
Acquisition costs deferred	446.1	357.4
Amortization of deferred acquisition costs	(420.2)	(380.2)
Balance at the end of the period	$322.1	$296.2

10.Reserve for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated reserve for losses and loss adjustment expenses for the twelve months ended December 31, 2024, 2023 and 2022:

	As at December 31,
	2024	2023	2022
	($ in millions)
Reserve for losses and LAE at the start of the year	$7,810.6	$7,710.9	$7,611.8
Less reinsurance recoverable	(4,577.8)	(4,897.7)	(3,298.1)
Net reserve for losses and LAE at the start of the year	3,232.8	2,813.2	4,313.7

Net loss and LAE expenses disposed (1)	—	—	(1,840.1)
Movement in net reserve for losses and LAE for claims incurred:
Current year	1,682.2	1,492.2	1,651.9
Prior years	35.6	60.8	28.1
Total incurred	1,717.8	1,553.0	1,680.0
Net Losses and LAE payments for claims incurred:
Current year	(200.2)	(161.1)	(192.7)
Prior years	(741.3)	(1,011.9)	(1,098.4)
Total paid	(941.5)	(1,173.0)	(1,291.1)

Foreign exchange (gains)/losses	(58.5)	39.6	(49.3)

Net reserve for losses and LAE at the end of the year	3,950.6	3,232.8	2,813.2
Plus reinsurance recoverable on unpaid losses at the end of the year	4,172.0	4,577.8	4,897.7
Reserve for losses and LAE at the end of the year	$8,122.6	$7,810.6	$7,710.9
________________
(1)Net loss and LAE expenses disposed of $1,840.1 million represent the net loss reserves as at May 20, 2022 (“Closing Date”) for losses in relation to 2019 and prior accident years, in addition to the $770.0 million of ceded reserves under the previous ADC agreement, recognizing a total recoverable of $2,610.1 million. These reserves were rolled forward from the initial effective date of September 30, 2021, at which time the net losses reserves were $3,120.0 million.
As at December 31, 2024, the total amount recoverable from Enstar under the LPT was $1,190.9 million (December 31, 2023 — $1,627.4 million) which includes claims paid and reserve development since the Closing Date.
For the twelve months ended December 31, 2024, there was an increase of $35.6 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to an increase of $60.8 million for the twelve months ended December 31, 2023.
The following tables show an analysis of incurred claims and allocated loss adjustment expenses, net of reinsurance and cumulative paid claims and allocated claim adjustment expenses, net of reinsurance for each of the years ended December 31, 2015 through 2024. Under the LPT agreement, the Company has reinsured net losses incurred on all accident years 2019 and prior. This has resulted in IBNR in the loss development triangles for 2019 and prior to be Nil. The loss development triangles are derived from all business written by the Company as although a limited number of contracts are written which have durations of greater than one year the contracts do not meet the definition of a long duration contract. All amounts included in the following tables related to transactions denominated in a foreign currency have been translated into U.S. Dollars using the exchange rates in effect at December 31, 2024.

The Company has chosen to disaggregate the business in its Insurance segment, for the purposes of these loss development triangles as: Property; Casualty; Marine, Aviation and Energy; and Financial and Professional insurance lines. The Company considers that this presentation of its Insurance lines loss development triangles more precisely reflects meaningful trending information. The Company presents its loss development triangles for the Reinsurance segment in line with the reportable reinsurance lines: Property Catastrophe and Other Property; Casualty; and Specialty.

	Property Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims
	For the Years Ended December 31,											Cumulative Number of Reported Claims
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$236.0	$201.7	$196.5	$198.8	$199.4	$196.3	$192.3	$192.3	$192.3	$192.3	$—	11,558
2016		235.8	246.8	241.8	243.1	244.4	233.4	232.6	232.6	232.6	—	10,752
2017			292.5	255.6	248.8	250.1	272.1	180.4	180.4	180.4	—	9,711
2018				198.7	200.8	184.8	194.7	184.4	184.4	184.4	—	8,202
2019					124.3	128.3	102.2	189.0	189.0	189.0	—	6,863
2020						202.0	197.5	207.0	212.5	213.0	23.0	7,648
2021							206.3	201.0	194.6	191.1	9.2	6,770
2022								166.0	173.2	170.9	13.5	5,801
2023									150.8	130.1	44.3	4,056
2024										132.6	84.2	1,879
									Total	$1,816.4

	Property Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$56.7	$140.2	$167.4	$176.4	$192.6	$191.3	$192.3	$192.3	$192.3	$192.3
2016		66.3	167.3	199.5	221.0	230.3	233.4	232.6	232.6	232.6
2017			95.5	186.4	219.0	239.7	233.6	180.4	180.4	180.4
2018				60.9	156.1	178.4	172.1	184.4	184.4	184.4
2019					48.5	89.9	97.7	189.0	189.0	189.0
2020						60.7	123.7	151.2	169.0	178.2
2021							58.4	119.2	150.6	162.9
2022								41.0	113.2	143.4
2023									29.8	65.2
2024										19.1
									Total	$1,547.5

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$268.9
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$268.9

	Casualty Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$199.8	$219.8	$182.3	$199.4	$232.0	$230.3	$255.6	$178.9	$178.9	$178.9	$—	4,843
2016		213.3	184.3	179.4	185.8	196.9	241.3	122.9	122.9	122.9	—	4,850
2017			177.9	171.4	175.1	192.5	213.3	60.2	60.2	60.2	—	5,536
2018				120.4	123.3	133.3	162.6	42.6	42.6	42.6	—	5,500
2019					122.9	145.2	152.0	48.1	48.1	48.1	—	5,217
2020						131.8	140.4	139.4	145.5	151.8	38.1	3,888
2021							171.9	186.9	196.1	194.6	81.7	3,679
2022								202.4	212.9	208.7	119.4	3,594
2023									223.1	233.8	156.0	3,105
2024										235.6	203.2	1,782
									Total	$1,477.2

	Casualty Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$3.1	$16.6	$55.7	$91.0	$136.2	$165.0	$178.9	$178.9	$178.9	$178.9
2016		4.1	22.3	39.1	80.6	107.2	122.0	122.9	122.9	122.9
2017			3.5	22.5	51.8	94.8	88.1	60.2	60.2	60.2
2018				3.1	27.5	42.1	57.3	42.6	42.6	42.6
2019					6.2	17.2	63.7	48.1	48.1	48.1
2020						—	9.3	36.0	61.1	91.5
2021							3.1	23.3	53.5	91.3
2022								8.9	26.6	46.4
2023									5.5	3.3
2024										36.0
									Total	$721.2

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$756.0
		All outstanding liabilities before 2015, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$756.0

	Marine, Aviation and Energy Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$294.2	$296.0	$278.7	$283.6	$307.2	$309.9	$317.2	$266.0	$266.0	$266.0	$—	4,079
2016		257.8	228.1	226.4	227.0	216.8	218.6	196.2	196.2	196.2	—	4,437
2017			208.5	199.5	206.0	213.6	224.9	135.3	135.3	135.3	—	6,080
2018				169.3	206.4	207.5	234.5	149.9	149.9	149.9	—	5,201
2019					144.6	152.2	122.7	107.0	107.0	107.0	—	3,699
2020						109.6	110.7	125.0	126.1	150.9	33.5	3,866
2021							92.2	95.1	94.7	96.5	11.9	4,787
2022								107.2	105.3	112.7	25.7	5,410
2023									116.6	110.3	20.8	3,997
2024										109.6	62.3	2,358
									Total	$1,434.4

	Marine, Aviation and Energy Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$44.5	$122.2	$172.6	$192.2	$220.1	$255.8	$267.5	$266.0	$266.0	$266.0
2016		30.9	81.7	140.6	162.3	188.7	191.7	196.2	196.2	196.2
2017			40.0	97.1	139.7	167.7	149.3	135.3	135.3	135.3
2018				26.6	104.2	132.5	150.5	149.9	149.9	149.9
2019					33.3	72.1	89.3	107.0	107.0	107.0
2020						28.5	66.4	88.5	100.9	109.2
2021							23.5	52.2	64.4	70.4
2022								24.9	57.5	73.5
2023									27.8	73.2
2024										32.4
									Total	$1,213.1

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$221.3
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$221.3

	Financial and Professional Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$171.7	$173.0	$183.1	$187.0	$188.0	$183.0	$195.8	$144.4	$144.4	$144.4	$—	1,082
2016		188.1	209.1	213.5	199.6	182.8	184.3	133.0	133.0	133.0	—	1,244
2017			203.7	179.7	184.6	185.2	206.8	134.4	134.4	134.4	—	1,758
2018				153.6	169.3	150.7	159.7	109.7	109.7	109.7	—	4,645
2019					245.9	258.1	236.3	130.8	130.8	130.8	—	23,819
2020						345.2	345.5	336.2	349.8	352.2	73.7	106,042
2021							283.9	301.6	293.5	294.8	86.2	34,963
2022								314.1	299.8	268.6	121.3	3,356
2023									338.5	347.6	169.1	3,385
2024										423.2	292.3	3,756
									Total	$2,338.7

	Financial and Professional Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$13.6	$43.2	$69.7	$88.7	$108.8	$137.7	$150.1	$144.4	$144.4	$144.4
2016		14.8	70.6	100.7	128.7	124.6	129.2	133.0	133.0	133.0
2017			27.0	50.9	82.7	115.8	133.5	134.4	134.4	134.4
2018				18.3	72.3	97.6	109.8	109.7	109.7	109.7
2019					26.8	86.2	120.4	130.8	130.8	130.8
2020						47.3	120.8	173.7	225.0	240.0
2021							43.1	90.0	131.1	161.9
2022								17.7	75.1	113.4
2023									21.3	100.6
2024										89.2
									Total	$1,357.4

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$981.3
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$981.3

	Property Catastrophe and Other Property Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$206.7	$181.1	$171.5	$151.4	$166.8	$166.9	$173.0	$151.9	$151.9	$151.9	$—	1,045
2016		257.2	257.2	256.8	236.3	231.8	224.3	221.7	221.7	221.7	—	1,281
2017			544.8	524.9	508.1	496.9	568.9	431.8	431.8	431.8	—	1,940
2018				303.7	329.7	320.5	511.7	283.0	283.0	283.0	—	1,804
2019					209.9	225.0	316.3	157.5	157.5	157.5	—	1,399
2020						312.2	394.2	340.7	352.9	365.2	5.2	1,436
2021							637.7	461.2	479.8	472.5	4.9	1,518
2022								380.5	378.9	372.1	43.6	1,475
2023									223.6	215.0	40.4	1,104
2024										254.5	135.5	737
									Total	$2,925.2

	Property Catastrophe and Other Property Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$35.6	$92.4	$122.0	$135.0	$151.9	$154.2	$155.6	$151.9	$151.9	$151.9
2016		54.7	157.1	196.8	207.0	219.5	224.3	221.7	221.7	221.7
2017			122.6	353.3	410.7	434.1	407.3	431.8	431.8	431.8
2018				121.4	266.8	265.6	258.0	283.0	283.0	283.0
2019					28.0	134.1	158.8	157.5	157.5	157.5
2020						41.1	162.2	232.7	306.0	306.0
2021							74.6	229.2	351.5	414.8
2022								63.3	193.6	261.3
2023									43.9	103.8
2024										32.8
									Total	$2,364.6

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$560.6
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$560.6

	Casualty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$188.9	$195.2	$204.9	$207.6	$205.5	$201.9	$192.2	$115.2	$115.2	$115.2	$—	2,090
2016		226.6	238.7	238.3	248.4	255.8	246.6	135.2	135.2	135.2	—	2,268
2017			238.4	236.4	246.9	246.3	257.7	109.6	109.6	109.6	—	2,346
2018				223.7	252.6	260.6	251.2	91.7	91.7	91.7	—	2,262
2019					230.1	250.8	241.5	52.2	52.2	52.2	—	1,939
2020						250.2	231.2	195.8	178.2	187.2	42.4	1,563
2021							203.5	213.8	203.6	199.4	63.2	1,594
2022								246.6	247.8	246.0	138.5	1,650
2023									268.3	267.7	187.6	1,565
2024										286.9	260.0	848
									Total	$1,691.1

	Casualty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$3.3	$17.4	$37.5	$64.4	$88.0	$106.8	$115.2	$115.2	$115.2	$115.2
2016		8.7	32.6	62.4	94.2	123.8	135.4	135.2	135.2	135.2
2017			8.7	29.9	58.1	96.0	109.5	109.6	109.6	109.6
2018				7.0	33.0	72.6	91.8	91.7	91.7	91.7
2019					9.1	36.0	52.0	52.2	52.2	52.2
2020						8.9	27.3	43.5	70.7	100.9
2021							7.7	36.8	63.3	96.4
2022								9.1	30.7	59.6
2023									8.2	35.0
2024										9.4
									Total	$805.2

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$885.9
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$885.9

	Specialty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$161.6	$164.5	$159.3	$154.0	$152.5	$148.1	$147.9	$129.2	$129.2	$129.2	$—	775
2016		233.9	234.7	232.7	225.9	221.0	208.8	185.8	185.8	185.8	—	943
2017			372.6	385.9	370.0	359.1	352.6	303.3	303.3	303.3	—	1,337
2018				389.3	388.9	387.4	412.0	322.3	322.3	322.3	—	1,428
2019					468.6	491.7	396.9	398.6	398.6	398.6	—	1,557
2020						411.2	598.7	372.9	377.1	369.5	15.1	1,519
2021							155.2	150.3	140.0	136.4	24.3	1,385
2022								192.6	191.6	196.2	98.9	1,458
2023									140.7	144.3	73.0	1,188
2024										153.5	125.6	803
									Total	$2,339.1

	Specialty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	($ in millions)
2015	$17.2	$54.6	$101.6	$118.6	$127.1	$130.1	$129.9	$129.2	$129.2	$129.2
2016		57.9	148.8	162.7	180.5	190.6	192.0	185.8	185.8	185.8
2017			93.8	236.6	267.8	302.4	303.3	303.3	303.3	303.3
2018				26.5	277.9	310.6	322.1	322.3	322.3	322.3
2019					272.2	379.0	396.9	398.6	398.6	398.6
2020						212.5	269.2	289.6	310.1	333.0
2021							28.0	52.8	75.2	87.9
2022								25.3	52.6	74.3
2023									22.3	48.1
2024										14.0
									Total	$1,896.5

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$442.6
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$442.6

Reconciliation of Incurred and Paid Claims Development to total Reserve for Losses and LAE

	As at December 31, 2024	As at December 31, 2023
	($ in millions)	($ in millions)
Net outstanding liabilities:
Insurance lines
- Property insurance lines	268.9	270.8
- Casualty insurance lines	756.0	636.5
- Marine, aviation and energy insurance lines	221.3	194.5
- Financial and professional insurance lines	981.3	837.6
Total insurance lines	$2,227.5	$1,939.4

Reinsurance lines
- Property catastrophe and other property reinsurance	560.6	562.3
- Casualty reinsurance	885.9	733.6
- Specialty reinsurance	442.6	394.3
Total reinsurance lines	$1,889.1	$1,690.2

Net loss and LAE	$4,116.6	$3,629.6

Reinsurance recoverable on unpaid losses:
Insurance lines	2,698.0	2,821.6
Reinsurance lines	1,474.0	1,756.2
Total reinsurance recoverable on unpaid losses	$4,172.0	$4,577.8

Deferred gain on retroactive contracts	61.2	27.3
Unallocated claims incurred	58.0	47.9
Other reinsurance balances recoverable (1)	(311.7)	(489.1)
Carbon syndicate reserves	26.5	16.7
Other	—	0.4
	$(166.0)	$(396.8)

Reserve for losses and LAE at the end of the year	$8,122.6	$7,810.6
________________
(1)Other reinsurance balances recoverable primarily include short term recoverables to be collected.
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (unaudited)

Years	1	2	3	4	5	6	7	8	9	10

Property insurance lines	29.0%	38.0%	13.7%	12.2%	3.3%	(5.8)%	—%	—%	—%	—%
Casualty insurance lines	4.1%	19.1%	32.2%	23.4%	3.5%	(3.6)%	2.1%	—%	—%	—%
Marine, aviation and energy insurance lines	23.1%	34.5%	19.6%	11.7%	2.6%	0.9%	1.7%	(0.2)%	—%	—%
Financial and professional insurance lines	14.0%	28.4%	19.6%	14.7%	4.7%	4.8%	2.9%	(1.3)%	—%	—%
Property catastrophe and other property reinsurance	21.5%	42.7%	16.2%	6.9%	3.2%	1.9%	(0.1)%	(0.8)%	—%	—%
Casualty reinsurance	6.1%	19.2%	21.6%	19.1%	11.8%	5.0%	1.8%	—%	—%	—%
Specialty reinsurance	26.7%	32.8%	12.7%	7.6%	3.1%	0.6%	(0.9)%	(0.2)%	—%	—%

11.Income Taxes
Aspen Holdings and Aspen Bermuda are incorporated under the laws of Bermuda. Under Bermuda law, the corporate tax rate is currently zero and, as a result, Aspen Holdings and Aspen Bermuda are not taxed on any Bermudian income or capital gains. On December 27, 2023, the Corporate Income Tax Act 2023 received Royal Assent in Bermuda, introducing a 15% corporate tax that applies to Bermuda businesses that are part of multinational enterprise groups. This new corporate tax takes effect for accounting periods beginning on or after January 1, 2025. We have adjusted our deferred tax to account for provisions within the Corporate Income Tax Act that allow for an equitable transition to the new regime including the Economic Transition Adjustments (“ETA”) and opening tax loss carryforward (“OTLC”).
The Company’s U.S. operating companies were subject to a U.S. federal income tax rate of 21%.
The Company’s U.K. operating companies were taxed at the effective U.K. corporate tax rate of 25.0%. The U.K. tax rate changed on April 1, 2023 from 19% to 25%.
Total income tax (benefit)/expense for the twelve months ended December 31, 2024, 2023 and 2022 was allocated as follows:

	Twelve Months Ended December 31,
	2024	2023	2022
	($ in millions)
Income tax (benefit) allocated to net income	$(22.0)	$(132.1)	$(78.1)
Income tax expense/(benefit) allocated to other comprehensive income	3.3	20.6	(23.9)
Total income tax (benefit)	$(18.7)	$(111.5)	$(102.0)
Income/(loss) from operations before income taxes and income tax expense/(benefit) attributable to that income/(loss) for the twelve months ended December 31, 2024, 2023 and 2022 is provided in the tables below:

	Twelve Months Ended December 31, 2024
	Income before tax	Current tax expense	Deferred tax expense/(benefit)	Total income tax expense/(benefit)
	($ in millions)
Bermuda (1)	$85.3	$—	$1.3	$1.3
U.S. (2)	269.0	62.7	(4.4)	58.3
U.K. (3)	106.9	3.9	(85.3)	(81.4)
Other (4)	2.9	—	(0.2)	(0.2)
Total	$464.1	$66.6	$(88.6)	$(22.0)

	Twelve Months Ended December 31, 2023
	Income before tax	Current tax expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$148.8	$—	$(201.1)	$(201.1)
U.S.	236.3	52.4	3.0	55.4
U.K.	0.7	5.3	0.1	5.4
Other	16.8	7.9	0.3	8.2
Total	$402.6	$65.6	$(197.7)	$(132.1)

	Twelve Months Ended December 31, 2022
	(Loss)/Income before tax	Current tax expense	Deferred tax (benefit)	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$(103.3)	$—	$—	$—
U.S	34.8	14.8	(102.9)	(88.1)
U.K.	62.4	7.0	—	7.0
Other	(20.9)	4.7	(1.7)	3.0
Total	$(27.0)	$26.5	$(104.6)	$(78.1)
________________
(1)We have recorded a deferred tax asset in Bermuda consisting of $158.9 million (2023 — $156.6 million) in respect of the ETA and $40.0 million (2023 — $44.5 million) in respect of an OTLC as a result of the newly enacted Corporate Income Tax Act 2023 in Bermuda. The ETA election allows for an adjustment equal to the difference between the fair market value and carrying value of assets and liabilities. The OTLC allows losses from year 2020 to 2024 to be carried forward. We expect this deferred tax asset to be utilized predominantly over a 10-year period. We expect to incur and pay increased taxes in Bermuda beginning in 2025.
(2)The U.S. current tax expense of $62.7 million (2023 — $52.4 million) includes $0.2 million (2023 — $0.9 million) of Base Erosion and Anti-abuse Tax.
(3)The U.K. deferred tax benefit of $85.3 million includes a change in the judgment of the brought-forward valuation allowance of $107.7 million.
(4)Current tax expense and deferred tax (benefit) in “Other” relates to the branches of Aspen UK and Aspen Bermuda Limited.
As noted above, the tax rate in Bermuda, the Company’s country of domicile, is currently zero. Application of the statutory income tax rate for operations in other jurisdictions produces a differential to the expected income tax (benefit)/expense as shown in the table below. The reconciliation between the income tax (benefit) and the amount that would result from applying the statutory rate for the Company for the twelve months ended December 31, 2024, 2023 and 2022 is provided in the table below:

	Twelve Months Ended December 31,
	2024	2023	2022
Income Tax Reconciliation	($ in millions)
Income tax benefit at statutory tax rate of zero percent	$—	$—	$—
Overseas statutory tax rates differential	88.1	56.3	16.8
Base erosion and anti-abuse tax (BEAT) expense	0.2	0.9	2.3
Prior year adjustments (1)	(5.9)	6.9	(2.9)
Introduction of Bermuda corporate income tax	2.2	(201.1)	—
Change in valuation allowance (2)	(106.6)	4.0	(98.9)
Impact of unrecognized tax benefits (3)	—	—	—
Australian non-resident withholding tax	—	—	1.5
Foreign exchange	0.6	(1.3)	(0.3)
Non-deductible expenses	0.3	2.5	2.4
Tax effect of OCI in income statement	—	—	6.7
Impact of changes in statutory tax rates	(0.9)	(0.3)	(5.7)
Total income tax (benefit)	$(22.0)	$(132.1)	$(78.1)
________________
(1)The submission dates for filing income tax returns for the Company’s U.S. and U.K. operating subsidiaries are after the submission date of these consolidated financial statements. Accordingly, the final tax liabilities may differ from the estimated income tax expense included in these consolidated financial statements and may result in prior year adjustments being reported. The prior period adjustments for the twelve months ended December 31, 2024 predominantly relate to the determination of the results of the U.K. operating subsidiaries and its branches. The prior period adjustments for the twelve months ended December 31, 2023 and 2022 predominantly relate to the determination of results in the U.K.
(2)The decrease in valuation allowance in 2024 related to a change in judgment about the recoverability of deferred tax assets in Aspen UK.
The decrease in valuation allowance in 2022 related to a change in judgment about the recoverability of deferred tax assets in the U.S. operating subsidiaries.
(3)In 2024, the Company did not have any unrecognized tax benefits.
Income tax returns that have been filed by the Company’s U.S. Operating Subsidiaries are subject to examination for 2021 and later tax years. The Company’s U.K. operating subsidiaries’ income tax returns are potentially subject to examination for 2023 and later tax years as these periods are considered “open” by the U.K. Tax Authority. The Company accrues interest and penalties related to an underpayment of income taxes, if applicable, as income tax expenses. The Company does not believe it will be subject to any penalties in any open tax years.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities are presented in the following table as at December 31, 2024 and 2023:

	As at December 31,
	2024	2023
	($ in millions)
Deferred tax assets:
Operating loss carryforwards	$181.1	$217.2
Capital loss carryforwards	17.8	9.7
Insurance reserves: Losses and loss adjustment expenses	111.2	104.1
Unrealized losses on investments	7.4	8.9
Accrued expenses	11.3	13.4
Foreign tax credit carryforwards	22.0	19.0
Insurance reserves: Unearned premiums	34.5	35.0
Intangible assets	82.7	82.9
Office properties and equipment	14.7	16.5
Operating lease liabilities	15.0	15.6
Other temporary differences	8.1	7.6
Total deferred tax assets	$505.8	$529.9
Less valuation allowance	(64.0)	(172.7)
Deferred tax assets, net of valuation allowance	$441.8	$357.2

Deferred tax liabilities:
Intangible assets	$(0.2)	$—
Deferred acquisition costs	(31.0)	(32.4)
Right-of-use operating lease assets	(10.4)	(10.4)
Insurance reserves: Losses and loss adjustment expenses	—	(0.1)
Other temporary differences	(3.4)	(3.3)
Total deferred tax (liabilities)	$(45.0)	$(46.2)

Net deferred tax assets	$396.8	$311.0
Deferred tax liabilities and assets represent the tax effect of carryforwards and temporary differences between the value of assets and liabilities for financial statement purposes and such values as measured by U.K., U.S., Bermuda and other tax laws and regulations.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carry forwards become deductible or creditable. Management considers the scheduled reversal of existing taxable temporary differences, carryback availability, projected future taxable income, and tax-planning strategies in making this assessment.
As at December 31, 2024, the Company has net operating losses carryforwards for U.S. federal income tax purposes of $324.8 million (2023 — $354.9 million), of which $247.2 million relates to the U.S. operating subsidiaries and $77.6 million to Aspen UK’s U.S. branch. The Company also has net operating losses carryforwards for U.K. corporate tax purposes of $249.5 million (2023 — $248.1 million), deferred syndicate losses of $29.3 million (2023 — $64.5 million profits), and losses in other jurisdictions of $86.1 million (2023 — $97.8 million losses).

The $324.8 million that are available to offset future U.S. federal taxable income will expire between 2032 and 2041. The amount of pre-merger net operating losses carryforwards that can be used each year is limited by section 382 to $6.5 million per year for Aspen UK’s U.S. branch, and $20.8 million per year for the next 15 years for the U.S. operating subsidiaries.
The net operating losses in the U.K. and other jurisdictions are available to offset future corporate income in those jurisdictions over an indefinite period.
For U.S. federal income tax purposes, the Company has capital loss carryforwards of $84.7 million, of which $51.6 million relates to the U.S. operating subsidiaries and $33.1 million to Aspen UK’s branch, expiring between 2026 and 2028.
For U.K. corporate tax purposes, the Company has foreign tax credit carryforwards of $22.0 million (2023 — $19.0 million) which are available to offset future U.K. corporate tax arising on the same foreign source of income over an indefinite period.
A valuation allowance of $22.9 million (2023 — $24.5 million) on U.S. deferred tax assets (which includes these loss carryforwards) has been recognized at December 31, 2024 relating to Aspen UK’s U.S. branch.
A valuation allowance of $26.1 million (2023 — $131.0 million) has been established against U.K. deferred tax assets.
The U.K., U.S. and other jurisdictions valuation allowance combined total is $64.0 million (2023 — $172.7 million).

12.Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at December 31, 2024 and 2023:

	As at December 31, 2024		At December 31, 2023
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Class A ordinary shares $0.001 per share (2023 — $0.001 per share)	750,000,000	$750	750,000,000	$750
Preference Shares $0.0015144558 per share	150,000,000	227	30,000,000	45
Total authorized share capital		$977		$795

Issued share capital:
Issued Class A ordinary shares $0.001 par value per share (2023 — $0.001 par value per share)	90,833,333	$91	90,833,333	$91
Issued 5.950% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (1)	10,000	—	10,000	—
Issued 7.000% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (2)	9,000	—	—	—
Total issued share capital		$123		$123
________________
(1)Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.
(2)Each depositary share represents a 1/1000th interest in a share of the 7.000% preference shares.
(a)Ordinary Shares
Issued Ordinary Shares. The Company’s issued Class A ordinary shares of par value $0.001 at both December 31, 2024 and 2023 was 90,833,333. The Company did not issue any ordinary shares for the twelve months ended December 31, 2024.
(b)Preference Shares
Preference Shares Issuance. On May 2, 2013, the Company issued 11,000,000 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “AHL PRC Shares”). Net proceeds were $270.6 million, consisting of $275.0 million of total liquidation preference less $4.4 million of issuance expenses. See further information below under “AHL PRC Shares Redemption.”

On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “AHL PRD Shares”). The 2016 Preference Shares have a liquidation preference of $25 per share. Net proceeds were $241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The AHL PRD Shares are listed on the NYSE under the symbol “AHL PRD.”
On August 13, 2019, the Company issued 10,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 5.625% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $241.6 million, comprising $250.0 million of total liquidation preference less $8.4 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRE.”
On November 26, 2024, the Company issued 9,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 7.000% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $217.0 million, comprising $225.0 million of total liquidation preference less $8.0 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRF.”
AHL PRC Shares Redemption. On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding AHL PRC Shares. The redemption took place on January 1, 2025, to be paid on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million. Since the redemption date is also a dividend payment date, the redemption price does not include any declared and unpaid dividends.
13.Earnings Per Ordinary Share
In December 2023, the Company filed a registration statement with the SEC relating to a proposed Initial Public Offering of our ordinary shares. As a result of that filing, and in accordance with the accounting guidance of ASC Topic 260, “Earnings Per Share”, the Company has presented the following disclosure on earnings per ordinary share. This disclosure was new for the fiscal year ended December 31, 2023.
Basic and diluted earnings per ordinary share are calculated by dividing net income available to holders of Aspen Insurance Holdings Limited’s ordinary shares by the weighted average number of ordinary shares outstanding. The following table presents the computation of basic and diluted earnings per ordinary share for the twelve months ended December 31, 2024, 2023 and 2022.

	Twelve Months Ended December 31,
	2024	2023	2022
	($ in millions, except share and per share amounts)
Net income	$486.1	$534.7	$51.1
Less: Preference share dividends	(54.9)	(49.9)	(44.6)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$431.2	$484.8	$6.5

Basic and diluted weighted average ordinary shares outstanding	90,833,333	90,833,333	90,833,333

Basic and diluted earnings per ordinary share	$4.75	$5.34	$0.07

14.Statutory Requirements and Dividends Restrictions
As a holding company, the Company relies on dividends and other distributions from its Operating Subsidiaries to provide cash flow to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to our preference and ordinary shareholders. The Company must comply with the provisions of the Bermuda Companies Act 1981, as amended, (the “Companies Act”) regulating the payment of dividends and distributions.
The ability of the Company’s Operating Subsidiaries to pay the Company dividends or other distributions is subject to the laws and regulations applicable to each jurisdiction, as well as the Operating Subsidiaries’ need to maintain capital requirements adequate to maintain their insurance and reinsurance operations and their financial strength ratings issued by independent rating agencies.
The company law of England and Wales prohibits Aspen UK, AMAL or AUL from declaring a dividend to its shareholders unless it has “profits available for distribution”. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the rules of the Prudential Regulation Authority (the “PRA”) require each insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen UK, AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen UK, AMAL and AUL to pay dividends in the future. As at December 31, 2024, Aspen UK had an accumulated balance of retained losses of approximately $690 million and AUL had an accumulated balance of retained losses of approximately $31 million. Aspen UK held a capital contribution reserve of $879.9 million as at December 31, 2024 which, under certain circumstances, could be distributable.
Aspen Bermuda must comply with the provisions of the Companies Act and the Insurance Act regulating the payment of dividends and distributions. Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance of payment. As at December 31, 2024, 25% of Aspen Bermuda’s statutory capital and surplus amounted to $322.9 million. Aspen Bermuda must also obtain the prior approval of the BMA before reducing its total statutory capital as set out in its previous year’s financial statements by 15% or more.
Aspen Specialty and AAIC are subject to North Dakota and Texas law, respectively. Under such law, the maximum ordinary dividend which can be paid by insurance companies without prior regulatory approval is subject to statutory restrictions. Ordinary dividends may only be paid out of earned surplus as distinguished from contributed surplus. The maximum amount of ordinary dividend that can be paid without prior regulatory approval is the greater of 10% of a company’s surplus as of December 31 of the preceding year, or the amount of net income from the preceding fiscal year.
Actual and required statutory capital and surplus for the principal Operating Subsidiaries of the Company, excluding its Lloyd’s syndicate, as at December 31, 2024 and December 31, 2023 were estimated as follows:

	As at December 31, 2024
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$565.7	$579.3	$277.3
Actual statutory capital and surplus	$1,164.9	$1,761.3	$651.0

	As at December 31, 2023
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$488.9	$601.1	$257.2
Actual statutory capital and surplus	$1,063.1	$1,685.2	$734.7
As the sole corporate member of our Lloyd’s Syndicate, AUL was required to hold capital at Lloyd’s of $964.6 million as at December 31, 2024, adjusting funding to meet this level on an annual basis in the following Q2 and not holding less than 90% of this amount at any time. As at December 31, 2024, AUL had capital at Lloyd’s of $1,016.7 million of which $465.2 million was provided as Funds at Lloyd’s by Aspen Bermuda.
The Bermuda Monetary Authority is the group supervisor of the Company. The laws and regulations of Bermuda require that the Company maintain a minimum amount of group statutory capital and surplus based on the enhanced capital requirement using the group standardized risk-based capital model of the Bermuda Monetary Authority. The Company is also subject to an early-warning level based on 120% of the enhanced capital requirement which may trigger additional reporting requirements or other enhanced oversight. The statutory capital requirements of the Company’s Operating Subsidiaries are set out above. To the extent that these requirements are met, the Company do not anticipate any dividend restrictions arising as a result of the Company’s enhanced capital requirement.
15.Dividends
In the twelve months ended December 31, 2024, the Company’s Board of Directors paid the following preference share dividends:

Calendar Quarter	Preference Share Category (1)			Quarterly Total	Declared	Paid
	5.950% PS	5.625% PS	5.625% DS
Q1 2024	$6,595,600	$3,516,000	$3,515,600	$13,627,200	03/01/24	04/01/24
Q2 2024	$6,669,300	$3,516,000	$3,515,600	$13,700,900	05/30/24	07/01/24
Q3 2024	$6,741,900	$3,516,000	$3,515,600	$13,773,500	08/30/24	10/01/24
Q4 2024	$6,815,600	$3,516,000	$3,515,600	$13,847,200	11/29/24	12/30/24
Total Paid	$26,822,400	$14,064,000	$14,062,400	$54,948,800
Per Share	$2.44	$1.41	$1,406.24
________________
(1)5.950% Preference Shares (AHL PRC) — Fixed to Floating Rate Perpetual Non-Cumulative Preference Shares.
5.625% Preference Shares (AHL PRD) — Perpetual Non-Cumulative Preference Shares.
5.625% Preference Shares (AHL PRE) are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $1.40624 per depositary share.
In the twelve months ended December 31, 2024, the Company paid an ordinary shares dividend of $2.15 per share totalling $195.0 million to Highlands Bermuda Holdco, Ltd., the holder of all the Company’s ordinary shares.
16.Retirement Plans
The Company operates defined contribution retirement plans for the majority of its employees at varying rates of their salaries. Total contributions by the Company to the retirement plans were $16.9 million in the twelve months ended December 31, 2024 (2023 — $14.5 million, 2022 — $12.5 million).

17.Share-Based Payments and Long-Term Incentive Plan
In 2019, the Company implemented a new long-term incentive scheme, under which annual awards are split equally between Performance Units and Exit Units. Performance units vest after two years subject to the Company achieving certain thresholds of operating income over a two year period. Exit Units vest upon change of control (sale or IPO) and achieving predetermined multiplies of invested capital return targets. Both Performance Units and Exit Units are cash-based awards.
During 2024, the Company amended the long-term incentive scheme, whereby the Exit Units were replaced by annual cash-based Retention Awards on a prospective basis. The Retention Awards vest over a twelve-month period subject to the recipient continuing to remain an employee of Aspen.
The Company’s total share-based compensation/long-term incentive plan expense for the twelve months ended December 31, 2024 was $14.6 million (December 31, 2023 — $5.5 million), which is related to a charge of $9.8 million (December 31, 2023 — $5.5 million) in relation to Performance Units and $4.8 million in relation to Retention Units. The income tax effect of this is not considered to be material. As at December 31, 2024, the Company had recorded a payable of $20.0 million (December 31, 2023 — $7.6 million) related to the long-term incentive plan, which is included within accrued expenses and other payables in the consolidated balance sheet.
Management Equity Plan
During 2023, selected senior employees were granted Management Equity Plan (“MEP”) stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. The stock options vest at the later of (a) certification of the attainment of the underlying operating income goal and (b) the exit or liquidity event, with vesting subject to an exit or liquidity event occurring, a two-year cumulative operating income hurdle being achieved over the cumulative two years ending December 31, 2024, and certain other contractual terms being achieved. The weighted average exercise price of the options is $0.001 and the total number of options granted was 10,000. All of the options were granted in 2023, none vested in 2023 or 2024. During 2024, 900 options were forfeited, leaving an outstanding balance as of December 31, 2024 totalling 9,100.
As of December 31, 2024, no cost has been recognized in relation to the MEP awards as management has determined that it is improbable that the exit or liquidity event will occur. The fair value of the stock options was based on an estimate of the cumulative operating income for the two year period ended December 31, 2024, which included actual results for the year ended December 31, 2024, and an estimate of the exit value using market multiples. The total cost of MEP has been determined based on the estimated fair value as of the original grant date. In the event of an exit or liquidity event, and based upon the aforementioned performance conditions being met at a future date, the cost will be recognized. If management had determined that the performance conditions were probable of achievement as of December 31, 2024, the Company would have recognized an estimated $35.0 million of cumulative stock-based compensation expense as of that date and would have $Nil of unrecognized compensation expense. The fair value of these options as of December 31, 2024 totalled $41.3 million.
18.Intangible Assets and Goodwill
Aspen’s intangible assets relate to trademarks and licenses to trade in the U.S. and U.K. For the twelve months ended December 31, 2024 and December 31, 2023, the Company had intangible assets and goodwill totaling $19.9 million and $21.7 million, respectively.
The “Aspen” trademark, valued at $1.1 million, $16.7 million of insurance licenses and $2.1 million of goodwill are considered to have an indefinite life and are tested annually for impairment or when events or changes in circumstances indicate that these assets might be impaired.
During the year ended December 31, 2024, the Company sold its investment in Digital Re for no consideration. As a result, the associated goodwill of $1.8 million was fully written off.
For the year ended December 31, 2024, the Company performed its annual qualitative assessment and determined that it was more likely than not that the remaining intangible assets and goodwill are not impaired.

19.Operating Leases
As at December 31, 2024, the Company has recognized right-of-use operating lease assets of $53.5 million, net of impairment and operating lease liabilities of $75.6 million. Right-of-use operating lease assets comprise primarily of leased office real estate globally and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent-free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows.
As part of the Company’s operating effectiveness and efficiency program, the Company has consolidated its office space. Where negotiations are either in advanced stages of discussion and it is probable that the sub-lease transactions will be completed, or the Company has agreed terms to sub-lease our office space, the Company has assessed the right-of-use lease assets for impairment. During the twelve months ended December 31, 2024, no impairment has been recognized on the right-of-use lease asset (2023 — $Nil).
The Company has no lease transactions between related parties.
Operating lease charge. The following table summarizes the operating lease charge for the twelve months ended December 31, 2024, 2023 and 2022:

	For the Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	($ in millions)
Amortization charge on right-of-use operating leased assets	$9.9	$10.7	$10.1
Interest on operating lease liabilities	4.1	4.5	5.4
Operating lease charge	$14.0	$15.2	$15.5
Lease Liabilities. The following table summarizes the maturity of lease liabilities under non-cancellable leases as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	($ in millions)
Operating leases — maturities
2024	$—	$15.4
2025	15.4	15.1
2026	14.6	14.3
2027	13.2	12.8
2028	13.0	12.7
2029	10.9	11.2
Later years	21.5	21.2
Total minimum lease payments	$88.6	$102.7
Less imputed interest	(13.0)	(16.6)
Total lease liabilities	$75.6	$86.1

Other lease information. The following table summarizes the cash flows on operating leases for the twelve months ended December 31, 2024, 2023 and 2022 and other supplemental information:

	For the Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	($ in millions)
Cash paid for amounts included in the measurement of lease liabilities
- Operating cash outflow from operating leases	$(15.9)	$(15.5)	$(15.5)

Right-of-use assets obtained in exchange for lease obligations
- Operating leases	$2.1	$0.2	$1.9

Reduction to Right-of-use assets resulting from reductions to lease obligations
- Operating leases	$0.3	$0.1	$7.0

Weighted Averages
- Operating leases, remaining lease terms (years)	6.4	7.3	8.1
- Operating leases, average discount rate	5.1%	5.0%	5.0%
20.Related Party Transactions
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME”), serves as the investment manager for the Company and certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services. With effect from January 1, 2025, the rights and obligations of AAME were novated to an affiliate of AAME, Apollo Asset Management Europe LLP.
Additionally, certain employees of Apollo and its affiliates serve on the Board.
A description of relationships and transactions that have existed or that the Company and certain of the Company’s subsidiaries has entered into with Apollo and its affiliates are described below.
Investment Management Relationships
AAME provides centralized asset management investment advisory and risk services for the portfolio of the Company’s investments and investments of such subsidiaries pursuant to the investment management agreements (“IMAs”) that have been entered into with AAME.
In addition, pursuant to the IMAs, AAME may engage sub-advisors or delegates to provide certain of the investment advisory and management services to the Company’s subsidiaries. Such sub-advisors may include affiliates of AAME.
Under each of the IMAs, AAME will be paid an annual investment management fee (the “Management Fee”) which will be based on a cost-plus structure. The “cost” is comprised of the direct and indirect fees, costs, expenses and other liabilities arising in or otherwise connected with the services provided under the IMAs. The “plus” component will be a mark-up in an amount of up to 25% determined based on an applicable transfer pricing study. The Management Fee will be subject to certain maximum threshold levels, including an annual fee cap of 15 bps of the total amount of investable assets. Affiliated sub-advisors, including Apollo Management International LLP, will also earn additional fees for sub-advisory services rendered.

During the year ended December 31, 2024, the Company recognized IMA fees of $9.2 million (2023 — $9.4 million; 2022 — $4.9 million), of which $4.0 million (2023 — $2.1 million) remains payable to AAME at year end.
Management Consulting Agreement
As previously disclosed, the Company entered into a Management Consulting Agreement, dated March 28, 2019 (the “Management Consulting Agreement”), with AMH. Pursuant to the Management Consulting Agreement, AMH will provide the Company management consulting and advisory services related to the business and affairs of the Company and its subsidiaries. The Company will pay AMH in consideration for its services under the Management Consulting Agreement, an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Company and its subsidiaries for the applicable fiscal year, or (ii) $5 million.
During the year ended December 31, 2024, the Company recognized Management Consulting fees of $5.0 million (2023 — $5.0 million; 2022 — $5.0 million), of which $1.3 million remains payable to AMH at year end (2023 — $1.2 million).
Related Party Investments
During the year, the Company bought or held the following securities or investments in Apollo:
As at December 31, 2024, the Company’s investment in Funds managed by Apollo had a fair value of $78.6 million (2023 — $39.8 million). During the twelve months ended December 31, 2024, the Company incurred income of $0.4 million (2023 — losses of $0.4 million; 2022 — income of $3.1 million) which is included in net investment income on the consolidated statement of operations and other comprehensive income. These investments are included in other investments on the consolidated balance sheet.
As at December 31, 2024, the Company’s investment in Notes issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $66.6 million (2023 — $82.2 million). During the twelve months ended December 31, 2024, the Company recognized income of $5.5 million (2023 — income of $5.5 million; 2022 — losses of $0.4 million) which is included in the consolidated statement of operations and other comprehensive income. These investments are included in privately-held investments on the consolidated balance sheet.
As at December 31, 2024, the Company’s investments in Collateralized Loan Obligations issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $88.9 million (2023 — $129.8 million). During the twelve months ended December 31, 2024, the Company recognized income on these investments of $11.3 million (2023 — income of $17.4 million; 2022 —$Nil) which is included in the consolidated statement of operations and other comprehensive income. Of these investments, $74.9 million are included in fixed income securities, trading, and $14.0 million are included in fixed income securities, available for sale on the consolidated balance sheet.
As at December 31, 2024, the Company’s investments in Middle Market Loans originated and managed by a subsidiary of Apollo had a fair value of $7.0 million (2023 — $45.1 million). During the twelve months ended December 31, 2024, the Company recognized income of $0.5 million (2023 — income of $5.8 million; 2022 — $Nil) which is included in the consolidated statement of operations and other comprehensive income. The Middle Market Loans are included in privately-held investments on the consolidated balance sheet.
Other Payables to Related Parties
As at year end December 31, 2024, the Company had an intercompany payable balance of $1.2 million (2023 — $1.2 million), due to its parent, Highlands Bermuda Holdco, Ltd.

21.Commitments and Contingent Liabilities
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.
The following table details the forms and values of the Company’s material restricted assets as at December 31, 2024 and 2023:

	As at December 31, 2024	At December 31, 2023
	($ in millions, except for percentages)
Regulatory trusts and deposits:
Affiliated transactions	$433.4	$660.8
Third party	2,713.5	2,714.4
Letters of credit / guarantees (1)	153.2	172.0
Total restricted assets (excluding illiquid assets)	$3,300.1	$3,547.2
Other investments — illiquid assets	267.2	209.3
Total restricted assets and illiquid assets	$3,567.3	$3,756.5

Total as percentage of cash and invested assets (2)	46.4%	50.2%
________________
(1)As at December 31, 2024, the Company had pledged funds of $153.2 million (December 31, 2023 — $172.0 million) as collateral for the secured letters of credit.
(2)Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investment Funds. We invest in investment funds which, as is typical for this type of investment, have lock-up periods. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at December 31, 2024, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds could also be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund.
Letters of Credit. The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at December 31, 2024 and 2023, these funds amounted to approximately 46.4% of the $7.7 billion and approximately 50.2% of the $7.5 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time. For more information on our credit facilities and long-term debt arrangements, refer to Note 24, “Credit Facilities and Long-term Debt” of these consolidated financial statements.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. AUL also participates in underwriting activities of Carbon Syndicate 4747. Lloyd’s determines required regulatory capital by considering the underwriting activities that AUL participates in. Such capital, called Funds at Lloyd’s, consists of investable assets as at December 31, 2024 in the amount of $471.9 million (2023 — $517.4 million).
The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short-term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at December 31, 2024 was £0.4 million (December 31, 2023 — £0.5 million). This is not available for distribution by the Company for the payment of dividends.
U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen UK has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen UK’s U.S. reinsurance liabilities, which were $648.8 million as at December 31, 2024 and $823.5 million as at December 31, 2023. As at December 31, 2024, the balance (including applicable letter of credit facilities) held in the trust was $1,001.5 million (2023 — $1,016.9 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $182.3 million and $320.6 million as at December 31, 2024 and 2023, respectively. As at December 31, 2024, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $334.0 million (2023 — $394.7 million).
U.S. Surplus Lines Trust Fund. Aspen UK and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at December 31, 2024 was $150.2 million (2023 — $126.6 million).
U.S. Regulatory Deposits. As at December 31, 2024, Aspen Specialty had a total of $6.9 million (2023 — $6.8 million) on deposit with six U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $6.5 million (2023 — $6.4 million) on deposit with twelve U.S. states.
Canadian Trust Fund. Aspen UK has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at December 31, 2024, the balance held in trust was CAD$219.8 million ($162.7 million) (2023 — CAD$228.4 million).
Australian Trust Fund. Aspen UK has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at December 31, 2024, the balance held in trust was AUD$78.1 million ($54.1 million) (2023 — AUD$131.0 million).
Swiss Trust Fund. Aspen UK has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at December 31, 2024, the balance held in trust was CHF4.8 million ($5.7 million) (2023 — CHF9.9 million).
Singapore Fund. Aspen UK and Aspen Bermuda have established segregated Singaporean bank accounts to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at December 31, 2024, the total balance in the accounts was SGD$201.7 million ($157.3 million) (2023 — SGD$192.1 million).
(b)Contingent liabilities
In common with the rest of the insurance and reinsurance industry, the Company is also subject to litigation and arbitration in the ordinary course of business. The Company’s Operating Subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance or reinsurance coverage or claims activities. Pursuant to insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. Such legal proceedings are considered in connection with estimating the Company’s Reserve for Losses and Loss Adjustment Expenses, as provided on the Company’s consolidated balance sheet.
In some jurisdictions, noticeably the U.S., a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against the Company’s Operating Subsidiaries. In accordance with ASC 450-20-50-3, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 are not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, the Company will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.
As at December 31, 2024, based on available information the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity is remote.
22.Concentrations of Credit Risk
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, investments and cash and cash equivalents, and insurance and reinsurance balances owed by the brokers with whom the Company transacts business.
The Company defines credit risk tolerances in line with the risk appetite set by our Board and they, together with the Group’s risk management function, monitor exposures to individual counterparties. Any exceptions are reported to senior management and the Risk Committee of the Board of Directors.
Reinsurance recoverables
At December 31, 2024, the total amount recoverable by the Company from reinsurers was $4,172.0 million (December 31, 2023 — $4,577.8 million). Of the Company’s reinsurance recoverable balance at December 31, 2024, 55.9% is collateralized by our reinsurers, 44.0% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.1% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2023 — 56.8%, 42.9% and 0.3%, respectively). As at December 31, 2024, the Company’s largest uncollateralized exposures to individual reinsurers represent 15.4% (December 31, 2023 —15.9%), 11.5% (December 31, 2023 — 11.1%), and 8.8% (December 31, 2023 — 9.2%) of the uncollateralized reinsurance recoverables.
Under the current expected credit loss model (“CECL”), the Company recognized a provision against reinsurance recoverables of $27.5 million as at December 31, 2024 (December 31, 2023 — $3.7 million). For the twelve months ended December 31, 2024, there was a $23.8 million increase in the CECL allowance on reinsurance recoverables.
Underwriting premium receivables
The total underwriting premium receivable by the Company as at December 31, 2024 was $1,617.0 million (2023 — $1,435.3 million). As at December 31, 2024, $111.1 million of the total underwriting premium receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by broker. The Company has recognized an allowance for credit losses of $24.6 million as at December 31, 2024 (December 31, 2023 — $21.0 million) on underwriting premium receivables.
Investments and cash and cash equivalents
The Company’s investment policies include specific provisions that limit the allowable holdings of a single issue and issuer. As at December 31, 2024, there were no investments in any single issuer, other than the U.S. government and the Canadian government in excess of 2% of the aggregate investment portfolio.

23.Reclassifications from Accumulated Other Comprehensive Income
The following table sets out the components of the Company’s Accumulated Other Comprehensive Income (“AOCI”) that are reclassified into the consolidated statement of operations for the twelve months ended December 31, 2024, 2023 and 2022:

	Amount Reclassified from AOCI
Details about the AOCI Components	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Affected Line Item in the Consolidated Statement of Operations
	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(3.2)	$(2.2)	$(3.9)	Realized and unrealized investment gains
Realized losses on sale of securities	62.6	42.4	58.9	Realized and unrealized investment losses
	59.4	40.2	55.0	Income from operations before income tax
Tax on net realized losses of securities	(11.5)	(6.6)	—	Income tax (expense)/benefit
	$47.9	$33.6	$55.0	Net income
Realized derivatives:
Net realized losses/(gains) on settled derivatives	$0.9	$(8.1)	$15.4	General, administrative and corporate expenses
Tax on settled derivatives	(0.2)	—	—	Income tax (expense)/benefit
	$0.7	$(8.1)	$15.4	Net income
Total reclassifications from AOCI to the statement of operations, net of income tax	$48.6	$25.5	$70.4	Net income
24.Credit Facilities and Long-term Debt
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain financing through secured and unsecured credit facilities. As at December 31, 2024, the Company had utilized or drawn on approximately $1.7 billion of capital under these facilities, with additional unutilized capacity available, notably approximately $774 million from the Credit Agreement (defined below) and our FHLBB (defined below) line of credit, with the significant facilities as follows:
Credit Facilities
On December 1, 2021, Aspen Holdings and certain of its direct or indirect subsidiaries (collectively, the “Borrowers”) entered into a Third Amended and Restated Credit Agreement, as further amended from time to time (the “Credit Agreement”) with various lenders and Barclays Bank plc, as administrative agent, which amends and restates the Amended and Restated Credit Agreement, dated as of June 12, 2013 and the Second Amended and Restated Credit Agreement, dated as of March 27, 2017, among Aspen Holdings, certain subsidiaries thereof, various lenders and Barclays Bank plc, as administrative agent. The Credit Agreement will be used by the Borrowers to finance the working capital needs of the Aspen Holdings and its subsidiaries, for letters of credit in connection with the insurance and reinsurance businesses of the Company and its subsidiaries and borrowings for other general corporate purposes. Initial availability under the Credit Agreement was $300.0 million and the Company has the right to request (subject to the terms and conditions of the Credit Agreement) an increase to the credit facility by up to $100.0 million. The Credit Agreement will expire on December 1, 2026.
As at December 31, 2024, there were no borrowings outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior, non-credit enhanced debt rating of the Company, as determined by S&P and Moody’s. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.
Under the Credit Agreement, the Company must not permit (a) consolidated tangible net worth as at the last day of each fiscal quarter of the Company to be less than the sum of (i) $2,019.6 million, (ii) 25% of consolidated net income during the period from January 1, 2021 to and including such last day of such fiscal quarter (if positive) and (iii) 25% of the aggregate net cash proceeds of all issuances by the Company of shares of its capital stock during the period from January 1, 2021 to and including such last day of such fiscal quarter, but excluding (x) any amount included in the Company’s accumulated other comprehensive income or loss related to unrealized gains or losses on available for sale securities and (y) during the period from January 1, 2022, any amount included in net unrealized investment gains or losses, related to unrealized gains or losses on trading securities, (b) the ratio of its total consolidated debt to the sum of such debt plus our consolidated tangible net worth to exceed 35% as at the last day of any fiscal quarter of the Company or (c) any material insurance subsidiary to have a financial strength rating of less than “B++” from A.M. Best. The Credit Agreement contains other customary affirmative and negative covenants, including (subject to various exceptions) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, create or permit liens on their assets, engage in mergers or consolidations, dispose of assets, pay dividends or other distributions, purchase or redeem the Company’s equity securities, make investments and enter into transactions with affiliates. In addition, the Credit Agreement has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.
Other Credit Facilities.
(i)On February 7, 2019, Aspen European Holdings Limited (“Aspen European”) and Aspen Holdings (acting as guarantor of Aspen European) entered into a letter of credit facility for the purpose of obtaining a letter of credit in favor of Aspen UK for a sum not to exceed $100.0 million to provide approved regulatory capital for Aspen UK. A letter of credit was issued in favor of Aspen UK for a sum of $100.0 million. This facility was amended and restated with effect from February 7, 2023, pursuant to which the $100.0 million letter of credit was extended to February 11, 2027.
(ii)On October 31, 2024 AUL and Aspen Holdings (acting as guarantor of AUL), effected an amendment to a letter of credit facility agreement for the account of AUL, pursuant to which a syndicate of lenders issued several letters of credit in an aggregate amount of $430.0 million, for the benefit of Lloyd’s, to support AUL’s Funds at Lloyd’s requirements in connection with the 2025 year of account at Lloyd’s. This further amended the letter of credit facility agreement, dated November 3, 2020, entered into between AUL, Aspen Holdings (acting as guarantor of AUL) and various lenders, for the account of AUL, pursuant to which a lender provided a maximum aggregate amount of $235.0 million, to support AUL’s Funds at Lloyd’s requirements in connection with the 2021 year of account at Lloyd’s, as amended on May 7, 2021, November 1, 2021, May 6, 2022, October 27, 2022, October 24, 2023 and April 29, 2024 in connection with the 2021, 2022 and 2023 underwriting years of account at Lloyd’s, as applicable.
(iii)On October 31, 2024, AUL and Aspen Holdings (acting as guarantor of AUL) amended a Funds at Lloyd’s Facility Agreement dated November 25, 2020, as amended on December 2, 2021, December 1, 2022, and as further amended on November 29, 2023, for the account of AUL. This facility provides that a maximum aggregate amount of up to £60.0 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2025 year of account at Lloyd’s.
(iv)On October 31, 2024, AUL and Aspen Holdings (acting as guarantor of AUL) entered into a Funds at Lloyd’s Facility, for the account of AUL. This facility provides that a maximum aggregate amount of up to £25.0 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of

AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2025 year of account at Lloyd’s.
(v)On April 1, 2021, the Company’s subsidiaries, AAIC and Aspen Specialty, each established a secured line of credit at Federal Home Loan Bank of Boston (“FHLBB”). Advances may be used to support general corporate purposes. The maximum amount available under these facilities will vary based on the borrower’s net admitted assets or reserve assets (total invested assets) and the lender’s underwriting criteria. Aspen Specialty’s maximum borrowing capacity available from FHLBB upon initial application is 15% of net admitted assets or approximately $262 million, and is subject to North Dakota approval. Under Texas state insurance law, without the prior consent of the Texas Department of Insurance, the amount of assets AAIC may pledge to secure debt obligations is limited to 10% of its reserve assets, resulting in a maximum borrowing capacity for AAIC under its FHLBB facility of approximately $212 million. Neither AAIC nor Aspen Specialty expects to draw on these facilities in the near future.
(vi)On November 5, 2024, Aspen Holdings effected an amendment to a letter of credit facility dated November 5, 2021 to extend the term for another 3 years. The letter of credit issued under this facility is the for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $100.0 million. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility.
(vii)On December 29, 2021, Aspen Holdings entered into a committed letter of credit facility agreement. The letter of credit issued under this facility is for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $75.0 million. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility. In December 2024, the term of the letter of credit was extended for another 3 years.
(viii)On November 15, and 20, 2023, Aspen Bermuda and Aspen UK each signed a Global Master Repurchase Agreement with two selected banks to enable bilateral repurchase agreement to be entered, with cash and US Government Bonds as eligible collateral for the margin transfer. Advances may be used to support general corporate purposes. As of December 31, 2024, no active repurchase agreement has been entered with either of the banks.
The above credit facilities include certain restrictive covenants customary for facilities of this type, including restrictions on indebtedness, consolidated tangible net worth, and minimum financial strength ratings, with such financial covenants largely consistent with these set forth in the Credit Agreement. In addition, the agreements include default covenants, which could require the Company to fully secure the outstanding amounts thereunder and/or result in the Company not being allowed to issue any new letters of credit.
At December 31, 2024, no conditions of default existed under these facilities.
Debt Facilities
On July 26, 2023, the Company entered into a $300.0 million term loan facility, as amended from time to time, at a borrowing rate of Term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin, which will adjust depending on the form of the loan and long-term debt rating of Aspen Holdings, as determined by specified rating issuers from time to time. The Company drew down on the term loan on November 9, 2023 due November 9, 2026 (the “2026 Term Loan”) and the proceeds were used to settle the 2023 Senior Notes. Subject to applicable law, the 2026 Term Loan will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The Company has recorded the long-term debt at amortized cost in the consolidated balance sheet. Interest incurred on the long-term debt is included within interest expense in the consolidated statement of operations. The interest expense for the twelve months ended December 31, 2024 was $20.5 million (December 31, 2023 — $3.0 million).

The following table summarizes our contractual obligations under long-term debt as at December 31, 2024.

	Payments Due By Period
Contractual Basis	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	($ in millions)
Long-term Debt Obligations	$—	$300.0	$—	$—	$300.0
25.Allowance for Expected Credit Losses
The following tables summarize the Company’s allowance for expected credit losses for the twelve months ended December 31, 2024 and December 31, 2023 in available for sale investments, reinsurance recoverables and receivables:

Available for Sale Investments	December 31,
	2024	2023
	($ in millions)
Balance at the beginning of the period	$2.9	$7.7
Additions to the allowance for credit losses on securities for which credit losses were not previously recognized	0.3	0.3
Decreases to the allowance for credit losses on securities that had an allowance in the prior period	(0.9)	(3.6)
Reductions to the allowance for securities sold	(1.3)	(1.5)
Balance at the end of the period	$1.0	$2.9

	December 31, 2024		December 31, 2023
	Reinsurance Recoverables	Receivables	Reinsurance Recoverables	Receivables
	($ in millions)		($ in millions)
Balance at the beginning of the year	$3.7	$21.0	$3.7	$25.0
Movement in the year	23.8	3.6	—	(4.0)
Balance at the end of the year	$27.5	$24.6	$3.7	$21.0
26.Subsequent Events
The Company has evaluated subsequent events through March 19, 2025, the date financial statements were issued, and through April 29, 2025, the date of these financial statements, as it relates to the exchange of its ordinary shares.
Ordinary Shares Exchange. On March 30, 2025, the Company’s Board of Directors approved the exchange of all of the Company’s previously issued and outstanding ordinary shares, par value $0.01 per share (“Previous Ordinary Shares”), owned by the Company’s Parent for 90,833,333 of Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”). In connection with the Ordinary Share Exchange, the Previous Ordinary Shares were cancelled. Authorized ordinary shares to continue to be 750,000,000, applicable to Class A Ordinary Shares. The Class A Ordinary Shares have the same voting and economic rights as the Previous Ordinary Shares other than par value. Share and per share information included in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect the Ordinary Shares Exchange for all periods presented. The following statements and notes have been amended:
•Consolidated Balance Sheets as at December 31, 2024 and December 31, 2023;
•Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the twelve months ended December 31, 2024, 2023 and 2022;

•Consolidated Statements of Changes in Shareholders’ Equity for the twelve months ended December 31, 2024, 2023 and 2022; and
•Notes 12. Capital Structure, 13. Earnings Per Ordinary Shares, 15. Dividends, and 26. Subsequent Events to the consolidated financial statements.
On February 28, 2025, the Company’s Board of Directors declared the following dividends:

	Dividend	Payable on:	Record Date:
5.625% Preference Shares (AHL PRD)	$0.3516	April 1, 2025	March 15, 2025
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	April 1, 2025	March 15, 2025
7.000% Preference Shares, represented by depositary shares (AHL PRF) (2)	$612.50	April 1, 2025	March 31, 2025
________________
(1)The 5.625% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.3516 per depositary share.
(2)The 7.000% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 7.000% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.6125 per depositary share.
Preference Shares Redemption. On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding 5.950% Fixed-to-Floating Perpetual Non-Cumulative Preference Shares (the “AHL PRC Shares”) (NYSE: AHLPRC). The redemption took place on January 1, 2025, to be paid on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million. Since the redemption date is also a dividend payment date, the redemption price does not include any declared and unpaid dividend.
California Wildfires. The California Wildfires, commencing in January 2025, have led to a range of publicly available industry insured loss estimates in the range of $35 to $45 billion. Based solely on the Company’s modeled loss projections, industry loss estimates and exposure analysis as of the date of this prospectus, the Company’s preliminary assessment of pre-tax losses associated with the California Wildfires is expected to be between $50 and $75 million, net of outwards reinsurance and reinstatement premiums. The Company’s actual losses from the California Wildfires may differ materially from this preliminary estimate due to limitations in one or more of the models and because, as a recent large catastrophe event, this preliminary estimate is not based on actual terms and conditions of individual treaties and policies expected to be impacted, future loss information expected to follow from clients and brokers, further market intelligence, or any loss reports. The final settlement of claims associated with the California Wildfires is likely to take place over a considerable period of time.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE I - CONSOLIDATED SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
For the Twelve Months Ended December 31, 2024
($ in millions)

Type of investment	Amortized Cost or Cost	Fair Value	Amount at which shown in the Balance Sheet
Fixed income securities
U.S. government	$1,767.7	$1,741.9	$1,741.9
U.S. agency	7.5	7.2	7.2
Municipal	85.8	83.9	83.9
Corporate	2,200.8	2,137.5	2,137.5
High Yield Loans	101.7	102.4	102.4
Non-U.S. government-backed corporate	135.7	134.1	134.1
Non-U.S. government	272.6	271.2	271.2
Asset-backed (1)	767.7	770.8	859.7
Agency commercial mortgage-backed	5.0	4.4	4.4
Agency residential mortgage-backed	635.0	549.8	549.8
Total fixed income securities	$5,979.5	$5,803.2	$5,892.1
Short term investments	$262.9	$262.9	$262.9
Catastrophe bonds	$1.0	$1.0	$1.0
Privately held investments (2)	$312.0	$237.4	$311.0
Investments, equity method		$7.3	$7.3
Other investments at fair value (3)		$188.6	$267.2
Total investments		$6,589.3	$6,741.5
________________
(1)Fixed income securities, asset-backed excludes related party investments totaling fair value of $88.9 million.
(2)Privately-held investments excludes related party investments totaling $73.6 million.
(3)Other investments excludes related party investments of $78.6 million in Funds managed by Apollo.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
As at December 31, 2024 and 2023

	As at December 31, 2024	As at December 31, 2023
	($ in millions)
ASSETS
Fixed income securities (trading)	$44.3	$43.2
Cash and cash equivalents	43.5	43.5
Investments in subsidiaries (1)	3,361.3	3,284.2
Intercompany funds due from affiliates	20.6	4.3
Right-of-use operating lease assets	1.0	1.5
Other receivables	275.0	—
Other assets	44.7	5.6
Total assets	$3,790.4	$3,382.3
LIABILITIES
Accrued expenses and other payables	$20.7	$27.8
Intercompany funds due to affiliates	96.9	144.7
Long-term debt	300.0	300.0
Operating lease liabilities	0.9	1.3
Total liabilities	$418.5	$473.8

SHAREHOLDERS’ EQUITY
Ordinary shares (2)	$0.1	$0.1
Preference shares	970.5	753.5
Additional paid in capital (2)	761.7	761.7
Retained earnings	2,029.7	1,793.5
Accumulated other comprehensive income, net of taxes:
Unrealized (loss) on investments	(198.2)	(227.6)
(Loss) on derivatives	(5.3)	(0.2)
Cumulative (losses) on foreign currency translation adjustments	(186.6)	(172.5)
Total accumulated other comprehensive (loss)	(390.1)	(400.3)
Total shareholders’ equity	3,371.9	2,908.5
Total liabilities and shareholders’ equity	$3,790.4	$3,382.3
________________
(1)The Company’s investment in subsidiaries is accounted for under the equity method and adjustments to the carrying value of these investments are made based on the Company’s share of capital, including share of income and expenses. Changes in the value were recognized in “equity in net earnings of subsidiaries and other investments, equity method” in the statement of operations.
(2)The results of the March 30, 2025 Ordinary Shares Exchange have been applied retroactively for all periods. Refer to Note 26 of the consolidated financial statements for further details.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Twelve Months Ended December 31, 2024, 2023 and 2022

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
	($ in millions)
Operating Activities:
Equity in net earnings of subsidiaries and other investments, equity method	$108.9	$304.7	$14.2
Dividend income	511.4	364.4	121.7
Net realized and unrealized investment gains/(losses)	0.5	1.1	(4.0)
Other income	4.3	3.2	1.0
Total revenues	625.1	673.4	132.9
Expenses:
General, administrative and corporate expenses	(109.5)	(121.3)	(62.7)
Interest expense	(21.1)	(15.6)	(14.3)
Other expense	(3.9)	(1.8)	(4.8)
Income from operations before income taxes	490.6	534.7	51.1
Income tax expense	(4.5)	—	—
Net income	486.1	534.7	51.1

Other comprehensive income/(loss), net of taxes:
Change in unrealized gains/(losses) on investments	29.4	105.6	(367.8)
Net change from current period hedged transactions	(5.1)	(14.0)	15.4
Change in foreign currency translation adjustment	(14.1)	14.4	(30.9)
Other comprehensive income/(loss), net of tax	10.2	106.0	(383.3)
Comprehensive Income /(loss)	$496.3	$640.7	$(332.2)

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENTS OF CASH FLOWS
For the Twelve Months Ended December 31, 2024, 2023 and 2022

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
	($ in millions)
Cash flows from operating activities:
Net income (excluding equity in net earnings of subsidiaries)	$377.2	$230.0	$36.9
Adjustments:
Realized and unrealized investment (gains)/losses	(0.4)	(14.8)	19.7
Loss/(gain) on derivative contracts	—	14.0	(15.4)
Depreciation and amortization	0.7	0.5	0.5
Interest on operating lease liabilities	0.1	0.1	0.1
Change in other assets	(39.0)	0.3	2.1
Change in accrued expenses and other payables	(7.1)	5.5	(3.2)
Change in intercompany activities	(64.1)	(38.4)	41.1
Change in operating lease liabilities	(0.5)	(0.5)	(0.6)
Net cash provided by operating activities	$266.9	$196.7	$81.2

Cash flows from investing activities:
(Purchases) of fixed income securities, trading	$(11.3)	$(8.1)	$(10.0)
Proceeds from sales and maturities of fixed securities, trading	10.3	6.4	7.8
Investment in subsidiaries	42.0	(105.7)	5.0
Net cash provided by/(used in) investing activities	$41.0	$(107.4)	$2.8

Cash flows from financing activities:
Repayment of short-term debt	$—	$(300.0)	$—
Proceeds from term loan facility	—	300.0	—
Redemption of preference shares	(275.0)	—	—
Preference share issuance	217.0	—	—
Dividends paid on ordinary shares	(195.0)	(40.3)	(40.0)
Dividends paid on preference shares	(54.9)	(49.9)	(44.6)
Net cash (used in) financing activities	$(307.9)	$(90.2)	$(84.6)

(Decrease) in cash and cash equivalents	—	(0.9)	(0.6)
Cash and cash equivalents — beginning of period	43.5	44.4	45.0
Cash and cash equivalents — end of period	$43.5	$43.5	$44.4

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Twelve Months Ended December 31, 2024, 2023 and 2022
Supplementary Information
($ in millions)

Year Ended December 31, 2024	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$248.2	$1,691.5	$580.0	$1,305.7		$741.3	$227.0	$1,275.7	$141.7
Insurance	73.9	2,259.1	1,164.1	1,584.0		976.5	193.2	1,666.9	264.2
Total	$322.1	$3,950.6	$1,744.1	$2,889.7	$318.0	$1,717.8	$420.2	$2,942.6	$405.9

Year Ended December 31, 2023	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$201.5	$1,373.1	$644.5	$1,154.5		$611.1	$208.6	$1,098.0	$120.6
Insurance	94.7	1,859.7	1,048.3	1,460.0		941.9	171.6	1,483.9	233.9
Total	$296.2	$3,232.8	$1,692.8	$2,614.5	$275.7	$1,553.0	$380.2	$2,581.9	$354.5

Year Ended December 31, 2022	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$227.2	$1,360.7	$862.4	$1,251.8		$770.3	$252.4	$1,426.4	$142.5
Insurance	91.8	1,452.5	857.8	1,436.9		909.7	179.4	1,469.6	244.0
Total	$319.0	$2,813.2	$1,720.2	$2,688.7	$188.1	$1,680.0	$431.8	$2,896.0	$386.5

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE IV - REINSURANCE
For the Twelve Months Ended December 31, 2024, 2023 and 2022
Premiums Written

	Direct	Assumed	Ceded	Net Amount
	($ in millions)
2024	$2,723.5	$1,885.8	$(1,666.7)	$2,942.6
2023	$2,446.6	$1,521.0	$(1,385.7)	$2,581.9
2022	$2,531.7	$1,807.0	$(1,442.7)	$2,896.0
Premiums Earned

	Gross Amount	Assumed From Other Companies	Ceded to Other Companies	Net Amount	Percentage of Amount Assumed to Net Amount
	($ in millions, except for percentages)
2024	$2,565.7	$1,822.1	$(1,498.1)	$2,889.7	63.1%
2023	$2,444.8	$1,562.0	$(1,392.3)	$2,614.5	59.7%
2022	$2,370.8	$1,617.2	$(1,299.3)	$2,688.7	60.1%

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Twelve Months Ended December 31, 2024, 2023 and 2022
The following table shows the movement in the Company’s valuation and qualifying accounts during the twelve months ended December 31, 2024, 2023 and 2022:

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
	($ in millions)
2024
Premiums receivable from underwriting activities	$21.0	$3.6	$—	$—	$24.6
Reinsurance	$—	$27.5	$—	$—	$27.5
2023
Premiums receivable from underwriting activities	$25.0	$(4.0)	$—	$—	$21.0
Reinsurance	$—	$—	$—	$—	$—
2022
Premiums receivable from underwriting activities	$30.2	$(5.2)	$—	$—	$25.0
Reinsurance	$—	$—	$—	$—	$—